Semiannual Report

MARCH 31, 2016

	Ticker						
	Class A	Class C	Class E	Class I	Class R	Class R6	Class Y
IVY FUNDS							
Ivy Apollo Multi-Asset Income Fund	IMAAX	IMACX		IMAIX		IMURX	IMAYX
Ivy Apollo Strategic Income Fund	IAPOX	ICPOX		IIPOX		IRPOX	IYPOX
Ivy Emerging Markets Local Currency Debt Fund	IECAX	IECCX	IECEX	IECIX	IECRX	IMMCX	IECYX
Ivy Targeted Return Bond Fund	IRBAX	IRBCX		IRBIX		IRBRX	IRBYX



IVY FUNDS®

THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

Since our last report to you six months ago, the financial markets experienced further volatility, despite moderate economic growth in the U.S. What's causing the fluctuations?

The simple answer is financial markets dislike uncertainty. In recent months we've been faced with significant uncertainty around numerous issues, including:

• central bank actions;

• politics in the U.S., specifically surrounding the presidential election;

• credit concerns in the energy sector;

• very slow growth in Europe and Japan;

• credit quality issues in important emerging economies, including China;

• the U.K.'s June vote on exiting the European Union; and

• fluctuations in currencies.

Amid the uncertain backdrop, the U.S. economic expansion has remained relatively good. Our investment team believes the U.S. is the bright spot, supported primarily by the U.S. consumer, who is benefitting from lower energy prices and lower inflation in general. The improved labor market allows for better demand for cars, homes, furnishings and various consumer goods.

When interest rates in the U.S. will rise, and by how much, remains an area of focus for the financial markets. Markets reacted negatively when the Federal Reserve raised rates slightly in December 2015 and seemed to imply more increases were likely. Since then, the Fed seems to have moderated its tightening plans. It's clear the Fed has become attuned to very sluggish global growth. Future rate increases in the U.S. will be very slow to develop, with job growth and inflation being the most important determinants of central bank policy.

Overseas, the European Central Bank and Bank of Japan are actively engaged in aggressive easing. As of yet, these steps are not leading to strengthening economic activity.

China, in the face of economic softening, has turned toward more aggressive stimulus. We believe moderate economic acceleration is likely in China in 2016, which should be beneficial to broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries, and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	3/31/16	9/30/15
S&P 500 Index	2,059.74	1,920.03
MSCI EAFE Index	1,652.04	1,644.40
10-Year Treasury Yield	1.78%	2.06%
U.S. unemployment rate	5.0%	5.1%
30-year fixed mortgage rate	3.71%	3.86%
Oil price per barrel	$ 38.34	$ 45.09

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2016.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	
Ivy Apollo Multi-Asset Income Fund							
Class A	$1,000	$1,018.70	$ 6.56	$1,000	$1,018.53	$ 6.56	1.30%[3]
Class C	$1,000	$1,014.50	$10.78	$1,000	$1,014.35	$10.78	2.13%[4]
Class I	$1,000	$1,020.00	$ 5.05	$1,000	$1,020.02	$ 5.05	1.00%[5]
Class R6	$1,000	$1,020.00	$ 5.05	$1,000	$1,020.02	$ 5.05	1.00%[6]
Class Y	$1,000	$1,018.90	$ 6.26	$1,000	$1,018.78	$ 6.26	1.25%[7]
Ivy Apollo Strategic Income Fund							
Class A	$1,000	$1,002.60	$ 5.21	$1,000	$1,019.84	$ 5.25	1.15%[8]
Class C	$1,000	$ 999.60	$ 8.60	$1,000	$1,016.36	$ 8.67	1.85%[9]
Class I	$1,000	$1,003.90	$ 3.71	$1,000	$1,021.34	$ 3.74	0.85%[10]
Class R6	$1,000	$1,004.90	$ 3.71	$1,000	$1,021.34	$ 3.74	0.85%[11]
Class Y	$1,000	$1,002.80	$ 4.91	$1,000	$1,020.09	$ 4.95	1.10%[12]

Fund	Actual[1] Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Emerging Markets Local Currency Debt Fund							
Class A	$1,000	$1,081.40	$ 6.56	$1,000	$1,018.74	$ 6.36	1.25%
Class C	$1,000	$1,078.20	$10.39	$1,000	$1,014.99	$10.07	2.00%
Class E	$1,000	$1,081.40	$ 6.45	$1,000	$1,018.76	$ 6.26	1.25%
Class I	$1,000	$1,083.70	$ 5.21	$1,000	$1,019.99	$ 5.05	1.00%
Class R	$1,000	$1,081.60	$ 7.81	$1,000	$1,017.49	$ 7.57	1.50%
Class R6	$1,000	$1,083.70	$ 5.21	$1,000	$1,019.99	$ 5.05	1.00%
Class Y	$1,000	$1,081.40	$ 6.56	$1,000	$1,018.74	$ 6.36	1.25%
Ivy Targeted Return Bond Fund**							
Class A	$1,000	$1,002.00	$ 3.30	$1,000	$1,018.18	$ 6.86	1.36%[13]
Class C	$1,000	$1,000.00	$ 4.90	$1,000	$1,014.72	$10.38	2.06%[14]
Class I	$1,000	$1,002.00	$ 2.40	$1,000	$1,020.06	$ 4.95	0.99%[15]
Class R6	$1,000	$1,003.00	$ 2.10	$1,000	$1,020.70	$ 4.34	0.86%[16]
Class Y	$1,000	$1,002.00	$ 3.00	$1,000	$1,018.82	$ 6.26	1.24%[17]

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended March 31, 2016, and divided by 366.

**Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 88 days in the six-month period ended March 31, 2016, and divided by 366. Actual inception date of the Fund is 1-4-16 (the date on which shares were first acquired by shareholders).

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized expense ratio based on the period excluding offering cost was 1.21%.

(4)Annualized expense ratio based on the period excluding offering cost was 2.04%.

(5)Annualized expense ratio based on the period excluding offering cost was 0.91%.

(6)Annualized expense ratio based on the period excluding offering cost was 0.91%.

(7)Annualized expense ratio based on the period excluding offering cost was 1.16%.

(8)Annualized expense ratio based on the period excluding offering cost was 1.07%.

(9)Annualized expense ratio based on the period excluding offering cost was 1.77%.

(10) Annualized expense ratio based on the period excluding offering cost was 0.77%.

(11) Annualized expense ratio based on the period excluding offering cost was 0.77%.

(12) Annualized expense ratio based on the period excluding offering cost was 1.02%.

(13) Annualized expense ratio based on the period excluding offering cost was 1.25%.

(14) Annualized expense ratio based on the period excluding offering cost was 1.95%.

(15) Annualized expense ratio based on the period excluding offering cost was 0.88%.

(16) Annualized expense ratio based on the period excluding offering cost was 0.75%.

(17) Annualized expense ratio based on the period excluding offering cost was 1.13%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

Asset Allocation

Stocks	**47.9%**
Financials	13.0%
Health Care	6.0%
Consumer Staples	5.9%
Telecommunication Services	5.2%
Industrials	4.5%
Consumer Discretionary	4.0%
Utilities	3.4%
Energy	3.0%
Materials	1.8%
Information Technology	1.1%
Bonds	**33.3%**
Corporate Debt Securities	21.6%
Loans	10.3%
United States Government Agency Obligations	0.6%
Other Government Securities	0.5%
Mortgage-Backed Securities	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**18.8%**

Country Weightings

North America	**47.2%**
United States	44.6%
Other North America	2.6%
Europe	**25.5%**
United Kingdom	9.7%
France	5.5%
Other Europe	10.3%
Pacific Basin	**6.5%**
Other	**1.6%**
Bahamas/Caribbean	**0.2%**
South America	**0.2%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**18.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Johnson & Johnson	United States	Health Care	Pharmaceuticals
AT&T, Inc.	United States	Telecommunication Services	Integrated Telecommunication Services
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Microsoft Corp.	United States	Information Technology	Systems Software
Marine Harvest ASA	Norway	Consumer Staples	Packaged Foods & Meats
Occidental Petroleum Corp.	United States	Energy	Integrated Oil & Gas
Total S.A.	France	Energy	Integrated Oil & Gas
Orange S.A.	France	Telecommunication Services	Integrated Telecommunication Services
National Grid plc	United Kingdom	Utilities	Multi-Utilities

See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Ivy Apollo Multi-Asset Income Fund (in thousands) MARCH 31, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Financials – 0.7%		
DEXUS Property Group	25	$ 154
Mirvac Group	126	187
Scentre Group	110	374
Westfield Corp.	48	367
		1,082
Industrials – 0.4%		
Spotless Group Holdings Ltd.	746	720
Materials – 0.6%		
Amcor Ltd.	66	726
Pact Group Holdings Ltd.	81	311
		1,037
Telecommunication Services – 0.4%		
Telstra Corp. Ltd. ADR	169	690
Total Australia – 2.1%		**$3,529**
Austria		
Financials – 0.0%		
Buwog AG	1	28
Total Austria – 0.0%		**$ 28**
Canada		
Financials – 0.8%		
Allied Properties	1	22
Bank of Montreal	15	909
Canadian Apartments Properties	3	107
Dream Office Real Estate Investment Trust	1	20
H&R Real Estate Investment Trust	6	104
RioCan	6	114
SmartREIT	2	62
		1,338
Total Canada – 0.8%		**$1,338**
Finland		
Financials – 0.0%		
Sponda plc	2	9
Total Finland – 0.0%		**$ 9**
France		
Energy – 0.9%		
Total S.A.	33	1,515
Financials – 0.7%		
Axa S.A.	26	604
Gecina	1	121
Mercialys S.A.	1	21
Unibail-Rodamco	1	385
		1,131
Health Care – 0.5%		
Sanofi-Aventis	10	802

COMMON STOCKS (Continued)	Shares	Value
Industrials – 1.4%		
Compagnie de Saint-Gobain	15	$ 670
Safran	12	830
Vinci	12	860
		2,360
Telecommunication Services – 1.3%		
Orange S.A.	82	1,431
Vivendi Universal	36	760
		2,191
Utilities – 0.5%		
ENGIE	49	763
Total France – 5.3%		**$8,762**
Germany		
Financials – 0.2%		
Ado Properties S.A. (A)	2	68
alstria office AG	4	63
Deutsche EuroShop AG	2	97
Deutsche Wohnen AG	5	151
LEG Immobilien AG	—*	32
		411
Total Germany – 0.2%		**$ 411**
Hong Kong		
Financials – 0.8%		
Hongkong Land Holdings Ltd.	34	203
Link (The)	45	264
Sun Hung Kai Properties Ltd.	50	612
Swire Properties Ltd.	91	246
		1,325
Total Hong Kong – 0.8%		**$1,325**
Ireland		
Materials – 0.2%		
CRH plc	11	320
Total Ireland – 0.2%		**$ 320**
Israel		
Health Care – 0.8%		
Teva Pharmaceutical Industries Ltd. ADR	23	1,245
Telecommunication Services – 0.6%		
Bezeq – Israel Telecommunication Corp. Ltd. (The)	459	1,036
Total Israel – 1.4%		**$2,281**
Italy		
Industrials – 0.6%		
Atlantia S.p.A.	36	1,003

COMMON STOCKS (Continued)	Shares	Value
Utilities – 0.2%		
Snam S.p.A.	56	$ 348
Total Italy – 0.8%		**$1,351**
Japan		
Consumer Discretionary – 0.6%		
Bridgestone Corp.	27	994
Financials – 1.6%		
Daiwa Office Investment Corp.	—*	93
Global One Corp.	—*	48
Ichigo Hotel Investment Corp.	—*	41
Kenedix Office Investment Corp.	—*	103
Mitsubishi Estate Co. Ltd.	34	632
Mitsui Fudosan Co. Ltd.	27	674
ORIX JREIT, Inc.	—*	110
Sumitomo Mitsui Financial Group, Inc.	21	646
Sumitomo Realty & Development Co. Ltd.	5	146
Tokyu, Inc.	—*	117
		2,610
Total Japan – 2.2%		**$3,604**
Jersey		
Financials – 0.0%		
Atrium European Real Estate Ltd.	7	29
Total Jersey – 0.0%		**$ 29**
Mexico		
Financials – 0.0%		
Prologis Property Mexico S.A. de C.V.	3	5
Total Mexico – 0.0%		**$ 5**
Netherlands		
Consumer Staples – 0.8%		
Unilever N.V., Certicaaten Van Aandelen	29	1,280
Financials – 0.6%		
ING Groep N.V., Certicaaten Van Aandelen	84	1,022
Wereldhave N.V.	—*	25
		1,047
Materials – 0.5%		
Royal DSM Heerlen	14	753
Total Netherlands – 1.9%		**$3,080**

Ivy Apollo Multi-Asset Income Fund (in thousands) MARCH 31, 2016 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
New Zealand		
Telecommunication Services – 0.4%		
Spark New Zealand Ltd.	274	$ 690
Total New Zealand – 0.4%		**$ 690**
Norway		
Consumer Staples – 1.0%		
Marine Harvest ASA	113	1,734
Financials – 0.1%		
Entra ASA	10	90
Total Norway – 1.1%		**$1,824**
Singapore		
Consumer Discretionary – 0.4%		
Asian Pay Television Trust	1,348	560
Financials – 0.0%		
CapitaCommercial Trust	21	23
CapitaLand Ltd.	23	52
CapitaMall Trust	25	39
Global Logistic Properties Ltd.	17	25
Mapletree Commercial Trust	16	17
		156
Total Singapore – 0.4%		**$ 716**
Spain		
Financials – 0.0%		
Axiare Patrimonio SOCIMI S.A.	1	21
Utilities – 0.9%		
Enagas S.A.	10	306
Iberdrola S.A.	173	1,153
		1,459
Total Spain – 0.9%		**$1,480**
Sweden		
Financials – 0.1%		
Hufvudstaden AB	6	101
Wihlborgs Fastigheter AB	3	69
		170
Industrials – 0.4%		
SKF AB, Class B	36	648
Telecommunication Services – 0.4%		
TeliaSonera AB	124	643
Total Sweden – 0.9%		**$1,461**
Switzerland		
Consumer Staples – 0.4%		
Nestle S.A., Registered Shares	9	682
Financials – 0.4%		
PSP Swiss Property Ltd., Registered Shares	1	$ 77
Zurich Financial Services, Registered Shares	3	640
		717
Health Care – 0.6%		
Roche Holdings AG, Genusscheine	3	840
Total Switzerland – 1.4%		**$ 2,239**
United Kingdom		
Consumer Discretionary – 2.1%		
GKN plc	150	621
Taylor Wimpey plc	352	961
UBM plc	133	1,146
WPP Group plc	29	675
		3,403
Consumer Staples – 2.0%		
Diageo plc	28	751
Imperial Tobacco Group plc	23	1,296
SABMiller plc	20	1,209
		3,256
Energy – 1.1%		
Royal Dutch Shell plc, Class A	77	1,865
Financials – 1.8%		
Big Yellow Group plc	4	39
British Land Co. plc (The)	3	32
Derwent London plc	3	119
Hammerson plc	12	101
Hansteen Holdings plc	23	35
HSBC Holdings plc	146	913
Land Securities Group plc	18	278
Lloyds Banking Group plc	667	652
LondonMetric Property plc	16	36
Prudential plc	32	602
Shaftesbury plc	3	45
		2,852
Industrials – 0.8%		
BAE Systems plc	179	1,309
Telecommunication Services – 0.5%		
Vodafone Group plc	249	792
Utilities – 0.8%		
National Grid plc	94	1,336
Total United Kingdom – 9.1%		**$14,813**
United States		
Consumer Discretionary – 0.9%		
McDonalds Corp.	6	757
Omnicom Group, Inc.	8	701
		1,458
Consumer Staples – 1.7%		
Altria Group, Inc.	20	$1,242
Philip Morris International, Inc.	13	1,257
Procter & Gamble Co. (The)	4	312
		2,811
Energy – 1.0%		
Occidental Petroleum Corp.	23	1,584
Financials – 5.2%		
American Assets Trust, Inc.	1	28
American Campus Communities, Inc.	3	122
AvalonBay Communities, Inc.	3	490
Boston Properties, Inc.	4	450
Brixmor Property Group, Inc.	5	125
Camden Property Trust	5	403
Care Capital Properties, Inc.	3	68
CBL & Associates Properties, Inc.	6	74
Columbia Property Trust, Inc.	3	62
Corporate Office Properties Trust	5	120
Cousins Properties, Inc.	6	65
CubeSmart	6	200
DDR Corp.	8	146
Duke Realty Corp.	5	108
DuPont Fabros Technology, Inc.	2	88
EastGroup Properties, Inc.	1	43
Equity Residential	10	715
General Growth Properties, Inc.	6	169
Health Care, Inc.	8	530
Host Hotels & Resorts, Inc.	10	160
Hudson Pacific Properties, Inc.	4	105
JPMorgan Chase & Co.	11	625
LaSalle Hotel Properties	7	170
Medical Properties Trust, Inc.	1	9
New York, Inc.	2	16
Paramount Group, Inc.	7	119
ProLogis	8	355
Public Storage, Inc.	1	320
Ramco-Gershenson Properties Trust	4	68
Retail Properties of America, Inc.	5	84
RLJ Lodging Trust	5	121
Senior Housing Properties Trust	5	86
Simon Property Group, Inc.	6	1,144
SL Green Realty Corp.	1	120
Sovran Self Storage, Inc.	1	130
Spirit Realty Capital, Inc.	10	116
Sunstone Hotel Investors, Inc.	9	130
Taubman Centers, Inc.	3	202
Ventas, Inc.	3	158
Vornado Realty Trust	3	304
		8,548

Ivy Apollo Multi-Asset Income Fund *(in thousands)*

COMMON STOCKS (Continued)

	Shares	Value
Health Care – 4.1%		
Bristol-Myers Squibb Co. . . .	10	$ 624
Eli Lilly and Co.	8	605
Johnson & Johnson	21	2,284
Merck & Co., Inc.	24	1,270
Pfizer, Inc.	72	2,121
		6,904
Industrials – 0.9%		
Eaton Corp.	6	359
Lockheed Martin Corp.	5	1,208
		1,567
Information Technology – 1.1%		
Microsoft Corp.	32	1,753
Materials – 0.5%		
International Paper Co.	19	800
Telecommunication Services – 1.6%		
American Tower Corp., Class A	3	276
AT&T, Inc.	58	2,264
		2,540
Utilities – 1.0%		
American Electric Power Co., Inc.	9	627
PPL Corp.	25	962
		1,589
Total United States – 18.0%		**$29,554**

TOTAL COMMON STOCKS – 47.9%		**$78,849**

(Cost: $76,499)

CORPORATE DEBT SECURITIES

	Principal	
Australia		
Materials – 0.0%		
FMG Resources Pty Ltd. 9.750%, 3-1-22 (B)	$ 72	72
Total Australia – 0.0%		$ 72
Austria		
Consumer Staples – 0.1%		
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%, 10-28-20 (B) . . .	200	198
Total Austria – 0.1%		$ 198

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Canada		
Consumer Discretionary – 0.1%		
Gateway Casinos & Entertainment Ltd. 8.500%, 11-26-20 (B)(C) . .	CAD 200	$ 145
Energy – 0.4%		
EnCana Corp. 6.500%, 8-15-34	$ 62	53
Seven Generations Energy Ltd.:		
8.250%, 5-15-20 (B)	254	255
6.750%, 5-1-23 (B)	241	228
		536
Health Care – 0.6%		
Concordia Healthcare Corp. 9.500%, 10-21-22 (B)	488	470
VPII Escrow Corp. 7.500%, 7-15-21 (B)	371	309
VRX Escrow Corp. 5.375%, 3-15-20 (B)	72	59
		838
Industrials – 0.2%		
GFL Environmental, Inc. 7.875%, 4-1-20 (B)	400	397
Information Technology – 0.3%		
Kronos Acquisition Holdings, Inc. 9.000%, 8-15-23 (B)	432	395
Open Text Corp. 5.625%, 1-15-23 (B)	224	228
		623
Total Canada – 1.6%		**$2,539**
Cayman Islands		
Telecommunication Services – 0.1%		
Sable International Finance Ltd. 6.875%, 8-1-22 (B)	200	200
Total Cayman Islands – 0.1%		$ 200
China		
Financials – 0.1%		
Industrial and Commercial Bank of China Ltd. 4.875%, 9-21-25	200	206
Total China – 0.1%		$ 206
Israel		
Energy – 0.1%		
Delek & Avner Tamar Bond Ltd. 5.082%, 12-30-23 (B)	150	149
Total Israel – 0.1%		$ 149

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Jersey		
Financials – 0.3%		
Lincoln Finance Ltd. 6.875%, 4-15-21 (B)(C) . . .	EUR 148	$ 175
Mercury BondCo plc 8.250%, 5-30-21 (C)(D) . .	282	325
		500
Total Jersey – 0.3%		$ 500
Luxembourg		
Consumer Discretionary – 1.3%		
Altice Financing S.A.:		
6.500%, 1-15-22 (B)	$ 100	102
6.625%, 2-15-23 (B)	387	387
7.750%, 7-15-25 (B)	152	149
Altice S.A.:		
7.750%, 5-15-22 (B)	600	589
7.625%, 2-15-25 (B)	200	192
Intelsat Jackson Holdings S.A. 8.000%, 2-15-24 (B)	240	247
Nielsen Finance 5.500%, 10-1-21 (B)	400	416
		2,082
Energy – 0.1%		
Globe Luxembourg SCA 9.625%, 5-1-18 (B)(E) . . .	200	152
Industrials – 0.3%		
Silver II Borrower SCA and Silver II U.S. Holdings 7.750%, 12-15-20 (B)	630	498
Telecommunication Services – 0.2%		
Wind Acquisition Finance S.A. 4.750%, 7-15-20 (B)	327	309
Total Luxembourg – 1.9%		**$3,041**
Macau		
Consumer Discretionary – 0.3%		
Wynn Macau Ltd. 5.250%, 10-15-21 (B)	600	566
Total Macau – 0.3%		$ 566
Mexico		
Materials – 0.1%		
CEMEX S.A.B. de C.V., Convertible 3.750%, 3-15-18	235	245
Total Mexico – 0.1%		$ 245
Netherlands		
Consumer Discretionary – 0.2%		
VTR Finance B.V. 6.875%, 1-15-24 (B)	350	343

Ivy Apollo Multi-Asset Income Fund (in thousands) MARCH 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials – 0.1%		
Cimpress N.V.		
7.000%, 4-1-22 (B)	$ 210	$208
Total Netherlands – 0.3%		**$551**
Peru		
Financials – 0.1%		
Corporacion Financiera de Desarrolla S.A.		
4.750%, 2-8-22 (B)	200	210
Total Peru – 0.1%		**$210**
United Kingdom		
Consumer Discretionary – 0.2%		
Virgin Media Secured Finance plc		
6.000%, 4-15-21 (C)	GBP 96	144
Vougeot Bidco plc		
7.875%, 7-15-20 (C)	135	202
		346
Financials – 0.2%		
Keystone Financing plc		
9.500%, 10-15-19 (C)	100	148
Odeon & UCI Finco plc		
9.000%, 8-1-18 (C)	100	148
		296
Industrials – 0.1%		
Algeco Scotsman Global Finance plc		
8.500%, 10-15-18 (B)	$ 200	154
Total United Kingdom – 0.5%		**$796**
United States		
Consumer Discretionary – 5.8%		
Acosta, Inc.		
7.750%, 10-1-22 (B)	150	139
Altice U.S. Finance II Corp.		
7.750%, 7-15-25 (B)	395	389
AMC Networks, Inc.		
5.000%, 4-1-24	17	17
B-Corp Merger Sub, Inc.		
8.250%, 6-1-19	450	351
Bon-Ton Stores, Inc. (The)		
8.000%, 6-15-21	447	191
Boyd Gaming Corp.		
6.375%, 4-1-26 (B)	23	24
Cablevision Systems Corp.		
5.875%, 9-15-22	620	522
Clear Channel Outdoor Holdings, Inc.		
6.500%, 11-15-22	315	313
Clear Channel Worldwide Holdings, Inc., Series B		
7.625%, 3-15-20	775	712
Cumulus Media, Inc.		
7.750%, 5-1-19	72	27
DISH DBS Corp.:		
6.750%, 6-1-21	197	203
5.875%, 11-15-24	22	20

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Discretionary (Continued)		
Hot Topic, Inc.		
9.250%, 6-15-21 (B)	$222	$ 223
HT Intermediate Holdings Corp.		
12.000%, 5-15-19 (B)(D)	350	319
Jo-Ann Stores Holdings, Inc.		
9.750%, 10-15-19 (B)(D)	237	190
Jo-Ann Stores, Inc.		
8.125%, 3-15-19 (B)	630	579
Laureate Education, Inc.		
10.000%, 9-1-19 (B)(E)	472	347
MDC Partners, Inc.		
6.500%, 5-1-24 (B)	40	41
MGM Resorts International		
6.000%, 3-15-23	225	232
Neiman Marcus Group Ltd., Inc.		
8.000%, 10-15-21 (B)	710	610
Neptune Finco Corp.:		
10.125%, 1-15-23 (B)	200	214
10.875%, 10-15-25 (B)	352	385
Nielsen Finance LLC and Nielsen Finance Co.		
5.000%, 4-15-22 (B)	400	410
Palace Entertainment Holdings LLC		
8.875%, 4-15-17 (B)	455	441
Pinnacle Operating Corp.		
9.000%, 11-15-20 (B)	350	302
PulteGroup, Inc. (GTD by Pulte Home Corp., Centex Homes and Del Webb Corp.)		
4.250%, 3-1-21	112	114
Radio One, Inc. (GTD by TV One LLC)		
7.375%, 4-15-22 (B)	147	132
Sinclair Television Group, Inc.		
5.875%, 3-15-26 (B)	225	231
Univision Communications, Inc.		
8.500%, 5-15-21 (B)	359	366
Wave Holdco LLC and Wave Holdco Corp.		
8.250%, 7-15-19 (B)(D)	75	73
WaveDivision Escrow LLC and WaveDivision Escrow Corp.		
8.125%, 9-1-20 (B)	72	71
WMG Acquisition Corp.		
6.750%, 4-15-22 (B)	647	641
YUM! Brands, Inc.		
6.250%, 3-15-18	128	135
		8,964
Consumer Staples – 0.8%		
JBS USA LLC and JBS USA Finance, Inc.:		
7.250%, 6-1-21 (B)	21	21
5.875%, 7-15-24 (B)	234	211
5.750%, 6-15-25 (B)	305	267
Post Holdings, Inc.:		
7.375%, 2-15-22	272	288
7.750%, 3-15-24 (B)	230	252
Prestige Brands, Inc.		
5.375%, 12-15-21 (B)	200	203

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Staples (Continued)		
Simmons Foods, Inc.		
7.875%, 10-1-21 (B)	$280	$ 236
		1,478
Energy – 1.0%		
California Resources Corp.:		
8.000%, 12-15-22 (B)	27	10
6.000%, 11-15-24	15	3
Chesapeake Energy Corp.		
6.500%, 8-15-17	24	16
Clayton Williams Energy, Inc.		
7.750%, 4-1-19	306	153
Endeavor Energy Resources L.P.		
7.000%, 8-15-21 (B)	797	746
Laredo Petroleum, Inc.		
7.375%, 5-1-22	671	581
ONEOK, Inc.		
7.500%, 9-1-23	160	156
PBF Holding Co. LLC and PBF Finance Corp.		
7.000%, 11-15-23 (B)	46	44
		1,709
Financials – 1.5%		
Aircastle Ltd.:		
5.125%, 3-15-21	552	575
5.500%, 2-15-22	387	404
5.000%, 4-1-23	63	63
Balboa Merger Sub, Inc.		
11.375%, 12-1-21 (B)	72	63
Hub International Ltd.		
7.875%, 10-1-21 (B)	222	219
New Cotai LLC and New Cotai Capital Corp.		
10.625%, 5-1-19 (B)(D)	255	181
Onex USI Acquisition Corp.		
7.750%, 1-15-21 (B)	350	350
Patriot Merger Corp.		
9.000%, 7-15-21 (B)	350	336
Provident Funding Associates L.P. and PFG Finance Corp.		
6.750%, 6-15-21 (B)	480	455
		2,646
Health Care – 1.8%		
Acadia Healthcare Co., Inc.		
6.500%, 3-1-24 (B)	230	239
Centene Escrow Corp.:		
5.625%, 2-15-21 (B)	256	267
6.125%, 2-15-24 (B)	22	23
ConvaTec Healthcare E S.A.		
10.500%, 12-15-18 (B)	161	166
Greatbatch Ltd.		
9.125%, 11-1-23 (B)	72	71
HCA, Inc.		
5.250%, 6-15-26	262	269
Jaguar Holding Co. II and Pharmaceutical Product Development LLC		
6.375%, 8-1-23 (B)	472	484
LifePoint Health, Inc.		
5.500%, 12-1-21	225	235

Ivy Apollo Multi-Asset Income Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care (Continued)		
MPH Acquisition Holdings LLC		
6.625%, 4-1-22 (B)	$400	$ 415
Surgery Center Holdings, Inc.		
8.875%, 4-15-21 (B)	299	299
Team Health, Inc.		
7.250%, 12-15-23 (B)	79	85
Universal Hospital Services, Inc.		
7.625%, 8-15-20	199	184
		2,737
Industrials – 1.4%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC		
6.750%, 5-1-19 (B)	360	360
GCP Appled Technologies, Inc.		
9.500%, 2-1-23 (B)	162	176
HD Supply, Inc.:		
5.250%, 12-15-21 (B)	225	236
5.750%, 4-15-24 (B)	102	105
inVentiv Health, Inc.		
9.000%, 1-15-18 (B)	161	166
KLX, Inc.		
5.875%, 12-1-22 (B)	38	38
Masco Corp.:		
3.500%, 4-1-21	177	178
4.375%, 4-1-26	110	112
Sensata Technologies UK Financing Co. plc		
5.625%, 11-1-24 (B)	161	167
Standard Industries, Inc.		
5.500%, 2-15-23 (B)	161	164
Summit Materials LLC and Summit Materials Finance Corp.:		
8.500%, 4-15-22 (B)	22	23
6.125%, 7-15-23	47	45
TransDigm Group, Inc.		
7.500%, 7-15-21	150	157
TransDigm, Inc.:		
6.000%, 7-15-22	197	196
6.500%, 7-15-24	197	195
XPO Logistics, Inc.		
6.500%, 6-15-22 (B)	54	52
		2,370
Information Technology – 2.0%		
Alliance Data Systems Corp.:		
6.375%, 4-1-20 (B)	130	132
5.375%, 8-1-22 (B)	662	621
Ensemble S Merger Sub, Inc.		
9.000%, 9-30-23 (B)	72	71
First Data Corp.		
5.000%, 1-15-24 (B)	225	225
Freescale Semiconductor, Inc.		
5.000%, 5-15-21 (B)	235	243
Infor (U.S.), Inc.		
5.750%, 8-15-20 (B)	115	118

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Information Technology (Continued)		
Infor Software Parent LLC and Infor Software Parent, Inc.		
7.125%, 5-1-21 (B)(D)	$425	$ 318
Italics Merger Sub, Inc.		
7.125%, 7-15-23 (B)	450	434
Micron Technology, Inc.:		
5.875%, 2-15-22	632	547
5.500%, 2-1-25	222	180
NCR Escrow Corp.		
6.375%, 12-15-23	202	208
West Corp.		
5.375%, 7-15-22 (B)	156	143
Western Digital Corp.:		
7.375%, 4-1-23 (B)	30	31
10.500%, 4-1-24 (B)	30	30
		3,301
Materials – 0.3%		
Hillman Group, Inc. (The)		
6.375%, 7-15-22 (B)	195	163
Owens-Brockway Glass Container, Inc.		
5.000%, 1-15-22 (B)	225	230
PSPC Escrow II Corp.		
10.375%, 5-1-21 (B)	38	37
Wise Metals Intermediate Holdings		
9.750%, 6-15-19 (B)(D)	406	185
		615
Telecommunication Services – 1.5%		
Frontier Communications Corp.:		
8.875%, 9-15-20 (B)	397	414
9.250%, 7-1-21	72	73
GCI, Inc.		
6.875%, 4-15-25	375	383
Level 3 Escrow II, Inc.		
5.375%, 8-15-22	391	397
Level 3 Financing, Inc.		
5.250%, 3-15-26 (B)	225	227
Sprint Corp.:		
7.250%, 9-15-21	558	427
7.875%, 9-15-23	302	230
Sprint Nextel Corp.:		
6.000%, 12-1-16	43	43
9.125%, 3-1-17	27	27
8.375%, 8-15-17	87	86
9.000%, 11-15-18 (B)	33	35
7.000%, 8-15-20	27	21
T-Mobile USA, Inc.:		
6.000%, 4-15-24	116	117
6.500%, 1-15-26	42	44
		2,524
Total United States – 16.1%		**$26,344**
TOTAL CORPORATE DEBT SECURITIES – 21.6%		**$35,617**
(Cost: $35,111)		

MORTGAGE-BACKED SECURITIES	Principal	Value
United States – 0.3%		
Ballyrock Ltd., Series 2014-1A, Class C		
4.067%, 10-20-26 (B)(E)	$ 470	$382
U.S. Residential Opportunity Fund Trust 2015-1III, Class A		
3.721%, 1-27-35 (B)(E)	127	126
		508
TOTAL MORTGAGE-BACKED SECURITIES – 0.3%		**$508**
(Cost: $493)		
OTHER GOVERNMENT SECURITIES (F)		
Chile – 0.1%		
Banco del Estado de Chile		
3.875%, 2-8-22 (B)	150	159
Indonesia – 0.2%		
Perusahaan Penerbit SBSN Indonesia III		
4.350%, 9-10-24	200	200
PT Pelabuhan Indonesia II		
4.250%, 5-5-25	200	191
		391
Mexico – 0.1%		
United Mexican States		
3.625%, 3-15-22	100	103
South Africa – 0.1%		
Republic of South Africa		
5.500%, 3-9-20	100	106
TOTAL OTHER GOVERNMENT SECURITIES – 0.5%		**$759**
(Cost: $733)		
LOANS (E)		
Cayman Islands		
Information Technology – 0.1%		
Avago Technologies Ltd.		
4.250%, 2-1-23	193	192
Total Cayman Islands – 0.1%		**$192**
France		
Health Care – 0.2%		
Ethypharm:		
5.500%, 9-30-22 (C)	EUR3	3
0.000%, 9-30-22 (C)(G)	226	256
		259
Total France – 0.2%		**$259**

Ivy Apollo Multi-Asset Income Fund (in thousands) MARCH 31, 2016 (UNAUDITED)

LOANS (E) (Continued)	Principal	Value
Luxembourg		
Consumer Discretionary – 0.3%		
Eircom Finco S.a.r.l.		
4.500%, 5-31-22 (C)	EUR264	$ 297
Formula One Holdings Ltd. and Delta Two S.a.r.l.		
4.750%, 7-30-21	$ 160	155
		452
Total Luxembourg – 0.3%		**$ 452**
United Kingdom		
Energy – 0.1%		
KCA Deutag Alpha Ltd.		
6.250%, 5-16-20	196	132
Total United Kingdom – 0.1%		**$ 132**
United States		
Consumer Discretionary – 2.9%		
Academy Sports + Outdoors:		
5.000%, 7-2-22	159	151
Advantage Sales & Marketing, Inc.		
7.500%, 7-25-22	400	360
BJ's Wholesale Club, Inc.		
8.500%, 3-31-20	350	321
Bureau Van Dijk Electronic Publishing B.V.		
0.000%, 9-23-21 (C)(G)	GBP560	785
Charter Communicatons, Inc.		
3.250%, 8-24-21	$ 230	229
Dollar Tree, Inc.		
3.500%, 7-6-22	135	136
GNC Holdings, Inc.		
0.000%, 3-4-19 (G)	240	237
Hotel del Coronado		
6.426%, 12-9-17	460	465
KIK Custom Products, Inc.:		
5.750%, 11-19-21	219	211
5.250%, 5-21-22	219	218
6.000%, 8-26-22	221	213
Mattress Holding Corp.		
6.250%, 10-20-21	250	248
PETCO Animal Supplies, Inc.		
5.750%, 1-26-23	245	245
Scientific Games Corp.		
0.000%, 10-18-20 (G)	229	222
Staples, Inc. and Staples Escrow LLC		
4.750%, 2-2-22	250	250
Talbots, Inc. (The):		
5.500%, 3-19-20	221	206
9.500%, 3-19-21	222	206
		4,703
Consumer Staples – 0.3%		
Albertson's Holdings LLC		
5.500%, 3-21-19	254	254
TriMark USA, Inc.		
5.250%, 8-22-21	219	216
		470

LOANS (E) (Continued)	Principal	Value
Financials – 1.9%		
Ascensus, Inc.		
5.500%, 12-3-22	$ 195	$ 188
AWAS Aviation Capital Ltd.		
0.000%, 3-18-18 (G)	240	239
Edelman Financial Center LLC		
6.500%, 12-16-22	219	215
Global Payments, Inc.		
0.000%, 3-24-23 (G)	240	241
Inland Retail Real Estate Trust, Inc.		
6.935%, 4-1-19	1,400	1,378
Institutional Shareholder Services, Inc.		
5.000%, 5-12-21	219	208
Transfirst Holdings, Inc.		
6.250%, 11-12-21	224	224
TransFirst, Inc.		
10.500%, 11-12-22	230	230
TransUnion		
0.000%, 4-9-21 (G)	229	227
WP Mustang Holdings LLC		
8.500%, 5-29-22	72	71
		3,221
Health Care – 1.0%		
Atrium Innovations, Inc.		
7.750%, 8-10-21	400	322
Endo Pharmaceuticals Holdings, Inc.		
3.750%, 9-25-22	222	218
HCA, Inc.:		
0.000%, 5-1-18 (G)	219	219
3.683%, 3-8-23	225	226
MPH Acquisition Holdings LLC		
0.000%, 3-31-21 (G)	222	220
Schumacher Group		
5.000%, 7-31-22	209	206
Team Health Holdings, Inc.		
4.500%, 11-23-22	209	209
Valeant Pharmaceuticals International, Inc.		
4.000%, 4-1-22	159	150
		1,770
Industrials – 1.1%		
Aramark Services, Inc.		
3.250%, 9-7-19	214	213
Cast & Crew Payroll LLC		
4.750%, 8-3-22	219	211
DAE Aviation Holdings, Inc.		
5.250%, 7-7-22	159	159
Dynacast International LLC		
9.500%, 1-30-23	103	95
GCA Services Group, Inc.:		
5.750%, 2-10-23	172	172
5.750%, 2-22-23	58	58
KAR Auction Services, Inc.		
4.188%, 3-9-23	225	225
Packers Holdings LLC		
5.000%, 12-3-21	219	218
Solera LLC and Solera Finance, Inc.		
5.750%, 3-4-23	225	225

LOANS (E) (Continued)	Principal	Value
Industrials (Continued)		
United Site Services, Inc.:		
7.250%, 8-5-21	$ 1	$ 1
5.750%, 8-5-21	220	217
		1,794
Information Technology – 1.5%		
Applied Systems, Inc.		
7.500%, 1-23-22	850	801
First Data Corp.		
3.932%, 3-24-18	129	129
Infor (U.S.), Inc.		
0.000%, 6-3-20 (G)	224	217
Misys plc and Magic Newco LLC		
12.000%, 6-12-19	500	513
ON Semiconductor Corp.		
0.000%, 3-31-23 (G)	240	240
RedPrairie Corp.:		
6.000%, 12-21-18	79	73
0.000%, 12-21-18 (G)	3	3
11.250%, 12-21-19	28	22
Survey Sampling International:		
7.500%, 12-17-20	—*	—*
6.000%, 12-17-20	136	134
TIBCO Software, Inc.		
0.000%, 12-4-20 (G)	255	229
Western Digital Corp.		
0.000%, 3-16-23 (G)	240	237
		2,598
Materials – 0.3%		
FMG Resources Pty Ltd		
0.000%, 6-30-19 (G)	101	85
Huntsman International LLC		
0.000%, 3-24-23 (G)	240	239
MacDermid, Inc.		
0.000%, 6-7-20 (G)	15	14
		338
Telecommunication Services – 0.4%		
Level 3 Financing, Inc.		
4.000%, 8-1-19	250	250
Lightower Fiber Networks		
4.000%, 4-13-20	224	222
Zayo Group LLC		
4.500%, 5-6-21	244	245
		717
Utilities – 0.2%		
Calpine Corp.:		
0.000%, 10-9-19 (G)	224	223
4.000%, 1-15-23	124	123
		346
Total United States – 9.6%		**$15,957**
TOTAL LOANS – 10.3%		**$16,992**
(Cost: $17,045)		

SCHEDULE OF INVESTMENTS
Ivy Apollo Multi-Asset Income Fund *(in thousands)*

MARCH 31, 2016 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States – 0.6%		
Federal National Mortgage Association Agency REMIC/CMO:		
7.000%, 10-25-31 (H)	$ 531	$ 125
6.317%, 3-25-35 (E)(H)	1,216	202
6.767%, 5-25-36 (E)(H)	1,055	200
3.500%, 10-25-41 (H)	554	77
1.759%, 4-25-45 (E)(H)	1,053	76
Government National Mortgage Association Agency REMIC/CMO:		
1.080%, 6-20-36 (E)(H)	4,580	241
1.649%, 1-20-42 (E)(H)	2,189	84
		1,005

TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.6%	$1,005

(Cost: $977)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (I) – 15.5%		
Campbell Soup Co.		
0.460%, 4-25-16	$3,900	$ 3,899
Hershey Co. (The)		
0.300%, 4-12-16	3,500	3,500
J.M. Smucker Co. (The)		
0.650%, 4-1-16	4,090	4,089
John Deere Canada ULC (GTD by Deere & Co.)		
0.370%, 4-20-16	5,000	4,999
Novartis Finance Corp. (GTD by Novartis AG)		
0.410%, 4-4-16	2,000	2,000
Rockwell Automation, Inc.		
0.440%, 4-13-16	4,000	3,999
United Technologies Corp.		
0.730%, 4-4-16	3,000	3,000
		25,486

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 5.3%		
Toyota Motor Credit Corp.		
0.443%, 4-6-16 (J)	$8,719	$ 8,719

TOTAL SHORT-TERM SECURITIES – 20.8%	$ 34,205

(Cost: $34,205)

TOTAL INVESTMENT SECURITIES – 102.0%	$167,935

(Cost: $165,063)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.0)%	(3,240)

NET ASSETS – 100.0%	$164,695

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2016 the total value of these securities amounted to $25,383 or 15.4% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (CAD - Canadian Dollar, EUR - Euro and GBP - British Pound).

(D) Payment-in-kind bonds.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(F) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(G) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(H) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(I) Rate shown is the yield to maturity at March 31, 2016.

(J) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

2016 SEMIANNUAL REPORT 13

The following forward foreign currency contracts were outstanding at March 31, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Australian Dollar	1,474	U.S. Dollar	1,122	4-26-16	Citibank N.A.	$—	$ 6
British Pound	3,606	U.S. Dollar	5,217	4-26-16	Citibank N.A.	37	—
Euro	6,948	U.S. Dollar	7,864	4-26-16	Citibank N.A.	—	47
Canadian Dollar	192	U.S. Dollar	148	4-26-16	Morgan Stanley International	—	—*
British Pound	450	U.S. Dollar	642	6-30-16	JPMorgan Securities LLC	—	4
Euro	710	U.S. Dollar	786	6-30-16	JPMorgan Securities LLC	—	25
						$37	$82

The following total return swap agreements were outstanding at March 31, 2016:

Counterparty	Underlying Security	Termination Date	Notional Amount[1]	Financing Fee[2][3]	Unrealized Appreciation
Morgan Stanley & Co., Inc.	iBoxx $ Liquid High Yield Index	06/20/2016	$151	3M LIBOR less 0.41528%	$1

(1) Notional amount changes by the percentage change of the price of the index applied to the notional amount.

(2) The Fund receives the financing fee multiplied by the notional amount each quarter.

(3) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying index less a financing rate, if any. As the receiver, a Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 78,849	$ —	$ —
Corporate Debt Securities	—	35,617	—
Mortgage-Backed Securities	—	508	—
Other Government Securities	—	759	—
Loans	—	16,035	957
United States Government Agency Obligations	—	1,005	—
Short-Term Securities	—	34,205	—
Total	$ 78,849	$ 88,129	$ 957
Forward Foreign Currency Contracts	$ —	$ 37	$ —
Total Return Swaps	$ —	$ 1	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 82	$ —

During the period ended March 31, 2016, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Ivy Apollo Multi-Asset Income Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

Market Sector Diversification	
(as a % of net assets)	
Financials	17.4%
Consumer Discretionary	15.1%
Health Care	9.6%
Industrials	7.7%
Telecommunication Services	7.4%
Consumer Staples	7.1%
Information Technology	5.0%
Energy	4.7%
Utilities	3.6%
Materials	2.5%
United States Government and Government Agency Obligations	0.6%
Other Government Securities	0.5%
Other+	18.8%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Apollo Strategic Income Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Bonds	**78.8%**
Corporate Debt Securities	53.4%
Loans	12.6%
United States Government and Government Agency Obligations	11.0%
Other Government Securities	1.4%
Mortgage-Backed Securities	0.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**21.2%**

Quality Weightings

Investment Grade	**36.4%**
AAA	0.4%
AA	10.4%
A	11.5%
BBB	14.1%
Non-Investment Grade	**42.4%**
BB	9.6%
B	18.1%
CCC	11.9%
Below CCC	0.0%
Non-rated	2.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**21.2%**

Country Weightings

North America	**61.7%**
United States	53.2%
Mexico	5.1%
Other North America	3.4%
Europe	**7.4%**
Pacific Basin	**3.6%**
South America	**2.5%**
Bahamas/Caribbean	**2.1%**
Other	**1.5%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**21.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Apollo Strategic Income Fund (in thousands) MARCH 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Energy – 0.5%		
YPF Sociedad Anonima 8.500%, 3-23-21 (A)	$ 1,000	$1,001
Total Argentina – 0.5%		**$1,001**
Australia		
Materials – 0.1%		
FMG Resources Pty Ltd. 9.750%, 3-1-22 (A)	200	200
Total Australia – 0.1%		**$ 200**
Austria		
Consumer Staples – 0.1%		
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%, 10-28-20 (A)	200	198
Total Austria – 0.1%		**$ 198**
Bahrain		
Financials – 0.4%		
HDFC Bank Ltd. 3.000%, 3-6-18	750	759
Total Bahrain – 0.4%		**$ 759**
British Virgin Islands		
Financials – 0.6%		
Horsepower Finance Ltd. 2.100%, 3-3-17	1,000	1,004
Telecommunication Services – 0.1%		
HKT Capital No. 2 Ltd. 3.625%, 4-2-25	200	203
Total British Virgin Islands – 0.7%		**$1,207**
Canada		
Consumer Discretionary – 0.2%		
Gateway Casinos & Entertainment Ltd. 8.500%, 11-26-20 (A)(B)	CAD400	290
Energy – 0.4%		
EnCana Corp. 6.500%, 8-15-34	$ 97	82
Seven Generations Energy Ltd.:		
8.250%, 5-15-20 (A)	445	446
6.750%, 5-1-23 (A)	390	370
		898
Financials – 0.7%		
Bank of Montreal 1.800%, 7-31-18	500	502
Royal Bank of Canada 2.500%, 1-19-21	750	766
		1,268

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care – 0.9%		
Concordia Healthcare Corp. 9.500%, 10-21-22 (A)	$ 868	$ 837
VPII Escrow Corp. 7.500%, 7-15-21 (A)	568	473
VRX Escrow Corp. 5.375%, 3-15-20 (A)	135	110
		1,420
Industrials – 0.3%		
GFL Environmental, Inc. 7.875%, 4-1-20 (A)	600	596
Information Technology – 0.5%		
Kronos Acquisition Holdings, Inc. 9.000%, 8-15-23 (A)	840	769
Open Text Corp. 5.625%, 1-15-23 (A)	252	257
		1,026
Total Canada – 3.0%		**$5,498**
Cayman Islands		
Financials – 0.4%		
Continental Senior Trust 5.750%, 1-18-17 (A)	750	771
Materials – 0.4%		
Fibria Overseas Finance Ltd. 5.250%, 5-12-24	800	776
Telecommunication Services – 0.4%		
Hutchison Whampoa International (12) (II) Ltd. 2.000%, 11-8-17 (A)	500	502
Sable International Finance Ltd. 6.875%, 8-1-22 (A)	200	200
		702
Total Cayman Islands – 1.2%		**$2,249**
Chile		
Materials – 0.6%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.) 4.750%, 1-19-18 (A)	1,000	1,033
Total Chile – 0.6%		**$1,033**
China		
Financials – 0.1%		
Industrial and Commercial Bank of China Ltd. 4.875%, 9-21-25	200	206
Information Technology – 0.1%		
Alibaba Group Holding Ltd. 1.625%, 11-28-17	250	249
Total China – 0.2%		**$ 455**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Columbia		
Financials – 0.4%		
Banco de Bogota S.A. 5.000%, 1-15-17 (A)	$ 750	$ 759
Utilities – 0.5%		
Empresas Publicas de Medellin 7.625%, 7-29-19 (A)	697	790
Total Columbia – 0.9%		**$1,549**
India		
Financials – 0.2%		
Indian Railway Finance Corp. 3.417%, 10-10-17	319	325
Total India – 0.2%		**$ 325**
Indonesia		
Financials – 0.3%		
Bank Rakyat Indonesia 2.950%, 3-28-18	500	502
Utilities – 0.3%		
Majapahit Holding B.V. 7.750%, 10-17-16	500	516
Total Indonesia – 0.6%		**$1,018**
Israel		
Energy – 0.1%		
Delek & Avner Tamar Bond Ltd. 5.082%, 12-30-23 (A)	150	149
Total Israel – 0.1%		**$ 149**
Japan		
Financials – 0.4%		
Mizuho Bank Ltd. 2.450%, 4-16-19 (A)	750	758
Total Japan – 0.4%		**$ 758**
Jersey		
Financials – 0.3%		
Lincoln Finance Ltd. 6.875%, 4-15-21 (A)(B)	EUR161	190
Mercury BondCo plc 8.250%, 5-30-21 (B)(C)	318	366
		556
Total Jersey – 0.3%		**$ 556**
Luxembourg		
Consumer Discretionary – 1.8%		
Altice Financing S.A.:		
6.500%, 1-15-22 (A)	$ 100	102
6.625%, 2-15-23 (A)	613	615

Ivy Apollo Strategic Income Fund (in thousands) MARCH 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Discretionary (Continued)		
Altice Financing S.A. (Continued):		
7.750%, 7-15-25 (A)	$ 248	$ 242
Altice S.A.:		
7.750%, 5-15-22 (A)	1,000	983
7.625%, 2-15-25 (A)	400	383
Intelsat Jackson Holdings S.A.		
8.000%, 2-15-24 (A)	260	268
Nielsen Finance		
5.500%, 10-1-21 (A)	600	624
		3,217
Energy – 0.1%		
Globe Luxembourg SCA		
9.625%, 5-1-18 (A)(D)	200	152
Industrials – 0.4%		
Silver II Borrower SCA and Silver II U.S. Holdings		
7.750%, 12-15-20 (A)	970	766
Total Luxembourg – 2.3%		**$4,135**
Macau		
Consumer Discretionary – 0.4%		
Wynn Macau Ltd.		
5.250%, 10-15-21 (A)	800	754
Total Macau – 0.4%		**$ 754**
Mexico		
Consumer Discretionary – 0.8%		
Grupo Televisa S.A.B. de C.V.		
6.000%, 5-15-18	1,250	1,355
Consumer Staples – 1.7%		
Coca-Cola FEMSA S.A.B. de C.V.		
2.375%, 11-26-18	750	762
Grupo Bimbo S.A.B. de C.V.		
4.500%, 1-25-22 (A)	1,250	1,325
Kimberly-Clark de Mexico		
3.800%, 4-8-24 (A)	1,000	1,036
		3,123
Financials – 1.1%		
Banco Santander S.A.		
4.125%, 11-9-22 (A)	750	772
Nacional Financiera SNC		
3.375%, 11-5-20 (A)	750	756
PLA Administradora Industrial		
5.250%, 11-10-22 (A)	500	483
		2,011
Materials – 0.4%		
CEMEX S.A.B. de C.V.		
5.875%, 3-25-19 (A)	500	503
CEMEX S.A.B. de C.V., Convertible		
3.750%, 3-15-18	265	276
		779
Telecommunication Services – 0.6%		
Telefonos de Mexico S.A.B de C.V. (GTD by America Movil S.A.B. de C.V.)		
5.500%, 11-15-19	$1,000	$1,118
Total Mexico – 4.6%		**$8,386**
Netherlands		
Consumer Discretionary – 0.8%		
Myriad International Holdings B.V.		
6.375%, 7-28-17 (A)	800	835
VTR Finance B.V.		
6.875%, 1-15-24 (A)	650	637
		1,472
Financials – 0.4%		
Rabobank Nederland		
2.500%, 1-19-21	750	759
Industrials – 0.2%		
Cimpress N.V.		
7.000%, 4-1-22 (A)	390	386
Total Netherlands – 1.4%		**$2,617**
Norway		
Financials – 0.3%		
DNB Bank ASA		
3.200%, 4-3-17 (A)	500	509
Total Norway – 0.3%		**$ 509**
Panama		
Financials – 0.4%		
Banco Latinoamericano de Comercio Exterior S.A.		
3.750%, 4-4-17 (A)	750	762
Total Panama – 0.4%		**$ 762**
Peru		
Financials – 0.4%		
BBVA Banco Continental S.A.		
3.250%, 4-8-18 (A)	500	507
Corporacion Financiera de Desarrolla S.A.		
4.750%, 2-8-22 (A)	200	210
		717
Total Peru – 0.4%		**$ 717**
Singapore		
Financials – 0.4%		
DBS Bank Ltd.		
3.625%, 9-21-22 (A)	750	768
Total Singapore – 0.4%		**$ 768**
South Korea		
Financials – 0.8%		
Kookmin Bank		
2.125%, 10-21-20 (A)	$ 750	$ 753
Woori Bank		
2.625%, 7-20-21 (A)	750	766
		1,519
Telecommunication Services – 0.3%		
SK Broadband Co. Ltd.		
2.875%, 10-29-18	500	509
Total South Korea – 1.1%		**$2,028**
United Arab Emirates		
Financials – 0.4%		
ICICI Bank Ltd.		
4.700%, 2-21-18 (A)	750	782
Utilities – 0.3%		
Abu Dhabi National Energy Co.		
2.500%, 1-12-18 (A)	500	501
Total United Arab Emirates – 0.7%		**$1,283**
United Kingdom		
Consumer Discretionary – 0.2%		
Virgin Media Secured Finance plc		
6.000%, 4-15-21 (B)	GBP90	135
Vougeot Bidco plc		
7.875%, 7-15-20 (B)	119	177
		312
Consumer Staples – 0.4%		
BAT International Finance plc		
1.850%, 6-15-18 (A)	$ 750	756
Financials – 1.2%		
Keystone Financing plc		
9.500%, 10-15-19 (B)	GBP212	314
Odeon & UCI Finco plc		
9.000%, 8-1-18 (B)	212	314
Royal Bank of Scotland Group plc (The)		
1.875%, 3-31-17	$ 750	749
State Bank of India		
3.250%, 4-18-18 (A)	750	763
		2,140
Industrials – 0.1%		
Algeco Scotsman Global Finance plc		
8.500%, 10-15-18 (A)	350	270
Total United Kingdom – 1.9%		**$3,478**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
United States		
Consumer Discretionary – 8.2%		
Acosta, Inc.		
7.750%, 10-1-22 (A)	$ 300	$ 278
Altice U.S. Finance II Corp.		
7.750%, 7-15-25 (A)	605	596
AMC Networks, Inc.		
5.000%, 4-1-24	27	27
B-Corp Merger Sub, Inc.		
8.250%, 6-1-19	650	507
Bon-Ton Stores, Inc. (The)		
8.000%, 6-15-21	825	353
Boyd Gaming Corp.		
6.375%, 4-1-26 (A)	36	37
Cablevision Systems Corp.		
5.875%, 9-15-22	1,068	899
Clear Channel Outdoor Holdings, Inc.		
6.500%, 11-15-22	485	483
Clear Channel Worldwide Holdings, Inc., Series B		
7.625%, 3-15-20	1,225	1,124
Cumulus Media, Inc.		
7.750%, 5-1-19	200	76
Daimler Finance North America LLC		
1.375%, 8-1-17 (A)	500	501
DISH DBS Corp.:		
6.750%, 6-1-21	350	361
5.875%, 11-15-24	35	32
Hot Topic, Inc.		
9.250%, 6-15-21 (A)	400	401
HT Intermediate Holdings Corp.		
12.000%, 5-15-19 (A)(C)	545	496
Jo-Ann Stores Holdings, Inc.		
9.750%, 10-15-19 (A)(C)	355	284
Jo-Ann Stores, Inc.		
8.125%, 3-15-19 (A)	970	892
Laureate Education, Inc.		
10.000%, 9-1-19 (A)(D)	875	643
MDC Partners, Inc.		
6.500%, 5-1-24 (A)	62	63
MGM Resorts International		
6.000%, 3-15-23	275	284
Neiman Marcus Group Ltd., Inc.		
8.000%, 10-15-21 (A)	1,170	1,006
Neptune Finco Corp.:		
10.125%, 1-15-23 (A)	400	428
10.875%, 10-15-25 (A) . .	648	708
Nielsen Finance LLC and Nielsen Finance Co.		
5.000%, 4-15-22 (A)	600	615
Palace Entertainment Holdings LLC		
8.875%, 4-15-17 (A)	745	723
Pinnacle Operating Corp.		
9.000%, 11-15-20 (A)	650	561

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Discretionary (Continued)		
PulteGroup, Inc. (GTD by Pulte Home Corp., Centex Homes and Del Webb Corp.)		
4.250%, 3-1-21	$ 138	$ 140
Radio One, Inc. (GTD by TV One LLC)		
7.375%, 4-15-22 (A)	186	167
Sinclair Television Group, Inc.		
5.875%, 3-15-26 (A)	275	282
Univision Communications, Inc.		
8.500%, 5-15-21 (A)	395	403
Wave Holdco LLC and Wave Holdco Corp.		
8.250%, 7-15-19 (A)(C)	209	204
WaveDivision Escrow LLC and WaveDivision Escrow Corp.		
8.125%, 9-1-20 (A)	200	198
WMG Acquisition Corp.		
6.750%, 4-15-22 (A)	975	965
YUM! Brands, Inc.		
6.250%, 3-15-18	163	172
		14,909
Consumer Staples – 3.1%		
Anheuser-Busch InBev S.A./N.V.		
2.650%, 2-1-21	1,500	1,542
Bunge Ltd. Finance Corp.		
3.500%, 11-24-20	750	760
JBS USA LLC and JBS USA Finance, Inc.:		
7.250%, 6-1-21 (A)	33	33
5.875%, 7-15-24 (A)	373	337
5.750%, 6-15-25 (A)	458	401
Philip Morris International, Inc.		
1.375%, 2-25-19	1,000	1,004
Post Holdings, Inc.:		
7.375%, 2-15-22	500	529
7.750%, 3-15-24 (A)	370	406
Prestige Brands, Inc.		
5.375%, 12-15-21 (A) . .	350	354
Simmons Foods, Inc.		
7.875%, 10-1-21 (A)	515	434
		5,800
Energy – 1.8%		
California Resources Corp.:		
8.000%, 12-15-22 (A) . .	64	25
6.000%, 11-15-24	37	8
Chesapeake Energy Corp.		
6.500%, 8-15-17	66	44
Clayton Williams Energy, Inc.		
7.750%, 4-1-19	457	229
Endeavor Energy Resources L.P.		
7.000%, 8-15-21 (A)	1,268	1,185

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy (Continued)		
Laredo Petroleum, Inc.		
7.375%, 5-1-22	$1,077	$ 933
ONEOK, Inc.		
7.500%, 9-1-23	340	332
PBF Holding Co. LLC and PBF Finance Corp.		
7.000%, 11-15-23 (A)	93	88
Reliance Holding USA, Inc.		
4.500%, 10-19-20 (A)	500	538
		3,382
Financials – 4.6%		
Aircastle Ltd.:		
5.125%, 3-15-21	871	908
5.500%, 2-15-22	613	639
5.000%, 4-1-23	97	97
Australia & New Zealand Banking Group Ltd.		
2.000%, 11-16-18	500	504
Balboa Merger Sub, Inc.		
11.375%, 12-1-21 (A)	200	175
HSBC USA, Inc.:		
1.625%, 1-16-18	750	749
2.750%, 8-7-20	1,000	1,005
Hub International Ltd.		
7.875%, 10-1-21 (A)	400	394
Hyundai Capital America		
2.000%, 3-19-18 (A)	500	504
KeyBank N.A.		
2.500%, 12-15-19	1,000	1,012
New Cotai LLC and New Cotai Capital Corp.		
10.625%, 5-1-19 (A)(C) . .	480	341
Onex USI Acquisition Corp.		
7.750%, 1-15-21 (A)	650	650
Patriot Merger Corp.		
9.000%, 7-15-21 (A)	650	624
Provident Funding Associates L.P. and PFG Finance Corp.		
6.750%, 6-15-21 (A)	750	711
		8,313
Health Care – 2.5%		
Acadia Healthcare Co., Inc.		
6.500%, 3-1-24 (A)	270	281
Centene Escrow Corp.:		
5.625%, 2-15-21 (A)	323	337
6.125%, 2-15-24 (A)	35	37
ConvaTec Healthcare E S.A.		
10.500%, 12-15-18 (A) . .	189	195
Fresenius U.S. Finance II, Inc.		
4.250%, 2-1-21 (A)	600	617
Greatbatch Ltd.		
9.125%, 11-1-23 (A)	200	198
HCA, Inc.		
5.250%, 6-15-26	333	341
Jaguar Holding Co. II and Pharmaceutical Product Development LLC		
6.375%, 8-1-23 (A)	650	667
LifePoint Health, Inc.		
5.500%, 12-1-21	275	287

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care (Continued)		
MPH Acquisition Holdings LLC		
6.625%, 4-1-22 (A)	$ 600	$ 625
Surgery Center Holdings, Inc.		
8.875%, 4-15-21 (A)	467	467
Team Health, Inc.		
7.250%, 12-15-23 (A)	107	114
Universal Hospital Services, Inc.		
7.625%, 8-15-20	330	305
		4,471
Industrials – 2.7%		
BAE Systems Holdings, Inc.		
6.375%, 6-1-19 (A)	750	843
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC		
6.750%, 5-1-19 (A)	540	540
GCP Appled Technologies, Inc.		
9.500%, 2-1-23 (A)	162	176
HD Supply, Inc.:		
5.250%, 12-15-21 (A)	275	289
5.750%, 4-15-24 (A)	159	163
inVentiv Health, Inc.		
9.000%, 1-15-18 (A)	189	195
KLX, Inc.		
5.875%, 12-1-22 (A)	58	57
Lockheed Martin Corp.		
2.500%, 11-23-20	750	769
Masco Corp.:		
3.500%, 4-1-21	217	219
4.375%, 4-1-26	133	135
Sensata Technologies UK Financing Co. plc		
5.625%, 11-1-24 (A)	189	197
Standard Industries, Inc.		
5.500%, 2-15-23 (A)	189	193
Summit Materials LLC and Summit Materials Finance Corp.:		
8.500%, 4-15-22 (A)	34	35
6.125%, 7-15-23	72	68
TransDigm Group, Inc.		
7.500%, 7-15-21	400	419
TransDigm, Inc.:		
6.000%, 7-15-22	350	349
6.500%, 7-15-24	350	347
XPO Logistics, Inc.		
6.500%, 6-15-22 (A)	84	82
		5,076
Information Technology – 3.3%		
Alliance Data Systems Corp.:		
6.375%, 4-1-20 (A)	235	239
5.375%, 8-1-22 (A)	1,130	1,060
Ensemble S Merger Sub, Inc.		
9.000%, 9-30-23 (A)	200	196
First Data Corp.		
5.000%, 1-15-24 (A)	275	275
Freescale Semiconductor, Inc.		
5.000%, 5-15-21 (A)	265	274

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Information Technology (Continued)		
Infor (U.S.), Inc.		
5.750%, 8-15-20 (A)	$ 146	$ 150
Infor Software Parent LLC and Infor Software Parent, Inc.		
7.125%, 5-1-21 (A)(C)	575	430
Italics Merger Sub, Inc.		
7.125%, 7-15-23 (A)	620	598
L-3 Communications Corp.		
5.200%, 10-15-19	750	798
Micron Technology, Inc.:		
5.875%, 2-15-22	990	857
5.500%, 2-1-25	400	324
NCR Escrow Corp.		
6.375%, 12-15-23	320	330
West Corp.		
5.375%, 7-15-22 (A)	246	226
Western Digital Corp.:		
7.375%, 4-1-23 (A)	46	47
10.500%, 4-1-24 (A)	46	46
		5,850
Materials – 0.5%		
Hillman Group, Inc. (The)		
6.375%, 7-15-22 (A)	370	309
Owens-Brockway Glass Container, Inc.		
5.000%, 1-15-22 (A)	275	281
PSPC Escrow II Corp.		
10.375%, 5-1-21 (A)	58	56
Wise Metals Intermediate Holdings 9.750%, 6-15-19 (A)(C)	594	270
		916
Telecommunication Services – 3.2%		
American Tower Corp.		
3.400%, 2-15-19	600	617
Frontier Communications Corp.:		
8.875%, 9-15-20 (A)	650	678
9.250%, 7-1-21	200	204
GCI, Inc.		
6.875%, 4-15-25	600	612
Level 3 Escrow II, Inc.		
5.375%, 8-15-22	609	619
Level 3 Financing, Inc.		
5.250%, 3-15-26 (A)	275	277
Sprint Corp.:		
7.250%, 9-15-21	987	754
7.875%, 9-15-23	511	390
Sprint Nextel Corp.:		
6.000%, 12-1-16	68	68
9.125%, 3-1-17	42	43
8.375%, 8-15-17	135	133
9.000%, 11-15-18 (A)	52	54
7.000%, 8-15-20	42	33
T-Mobile USA, Inc.:		
6.000%, 4-15-24	182	184
6.500%, 1-15-26	101	105
Verizon Communications, Inc.		
6.100%, 4-15-18	1,000	1,091
		5,862

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Utilities – 0.3%		
Sempra Energy		
2.850%, 11-15-20	$ 500	$ 509
Total United States – 30.2%		**$55,088**
TOTAL CORPORATE DEBT SECURITIES – 53.4%		**$97,480**
(Cost: $96,664)		

MORTGAGE-BACKED SECURITIES

	Principal	Value
United States – 0.4%		
Ballyrock Ltd., Series 2014-1A, Class C 4.067%, 10-20-26 (A)(D)	530	430
U.S. Residential Opportunity Fund Trust 2015-1III, Class A 3.721%, 1-27-35 (A)(D)	269	267
		697
TOTAL MORTGAGE-BACKED SECURITIES – 0.4%		$ 697
(Cost: $681)		

OTHER GOVERNMENT SECURITIES (E)

	Principal	Value
Chile – 0.1%		
Banco del Estado de Chile 3.875%, 2-8-22 (A)	150	159
Indonesia – 0.2%		
Perusahaan Penerbit SBSN Indonesia III 4.350%, 9-10-24	200	200
PT Pelabuhan Indonesia II 4.250%, 5-5-25	200	191
		391
Mexico – 0.5%		
United Mexican States:		
5.625%, 1-15-17	1,000	1,031
3.625%, 3-15-22	50	52
		1,083
South Africa – 0.1%		
Republic of South Africa 5.500%, 3-9-20	100	106
South Korea – 0.3%		
Korea Development Bank (The) 1.500%, 1-22-18	500	500
Supranational – 0.2%		
Central American Bank for Economic Integration 3.875%, 2-9-17 (A)	275	277
TOTAL OTHER GOVERNMENT SECURITIES – 1.4%		$ 2,516
(Cost: $2,491)		

Ivy Apollo Strategic Income Fund (in thousands) MARCH 31, 2016 (UNAUDITED)

LOANS (D)	Principal	Value
Cayman Islands		
Information Technology – 0.2%		
Avago Technologies Ltd.		
4.250%, 2-1-23	$ 316	$314
Total Cayman Islands – 0.2%		$314
France		
Health Care – 0.2%		
Ethypharm:		
5.500%, 9-30-22 (B)	EUR 6	6
0.000%, 9-30-22 (B)(F)	274	311
		317
Total France – 0.2%		$317
Luxembourg		
Consumer Discretionary – 0.4%		
Eircom Finco S.a.r.l.		
4.500%, 5-31-22 (B)	336	378
Formula One Holdings Ltd. and Delta Two S.a.r.l.		
4.750%, 7-30-21	$ 340	330
		708
Total Luxembourg – 0.4%		$708
United Kingdom		
Energy – 0.2%		
KCA Deutag Alpha Ltd.		
6.250%, 5-16-20	423	285
Total United Kingdom – 0.2%		$285
United States		
Consumer Discretionary – 3.3%		
Academy Sports + Outdoors:		
5.000%, 7-2-22	338	321
Advantage Sales & Marketing, Inc.		
7.500%, 7-25-22	600	539
BJ's Wholesale Club, Inc.		
8.500%, 3-31-20	650	597
Bureau Van Dijk Electronic Publishing B.V.		
0.000%, 9-23-21 (B)(F)	GBP607	850
Charter Communicatons, Inc.		
3.250%, 8-24-21	$ 270	269
Dollar Tree, Inc.		
3.500%, 7-6-22	212	212
GNC Holdings, Inc.		
0.000%, 3-4-19 (F)	260	257
Hotel del Coronado		
6.426%, 12-9-17	540	546
KIK Custom Products, Inc.:		
5.750%, 11-19-21	278	269
5.250%, 5-21-22	279	278
6.000%, 8-26-22	398	383
Mattress Holding Corp.		
6.250%, 10-20-21	250	248
PETCO Animal Supplies, Inc.		
5.750%, 1-26-23	255	255

LOANS (D) (Continued)	Principal	Value
Consumer Discretionary (Continued)		
Scientific Games Corp.		
0.000%, 10-18-20 (F)	$ 269	$ 260
Staples, Inc. and Staples Escrow LLC		
4.750%, 2-2-22	250	250
Talbots, Inc. (The):		
5.500%, 3-19-20	398	371
9.500%, 3-19-21	400	372
		6,277
Consumer Staples – 0.3%		
Albertson's Holdings LLC		
5.500%, 3-21-19	244	244
TriMark USA, Inc.		
5.250%, 8-22-21	279	275
		519
Financials – 2.1%		
Ascensus, Inc.		
5.500%, 12-3-22	304	294
AWAS Aviation Capital Ltd.		
0.000%, 3-18-18 (F)	260	259
Edelman Financial Center LLC		
6.500%, 12-16-22	279	274
Global Payments, Inc.		
0.000%, 3-24-23 (F)	260	261
Inland Retail Real Estate Trust, Inc.		
6.935%, 4-1-19	1,600	1,574
Institutional Shareholder Services, Inc.		
5.000%, 5-12-21	279	265
Transfirst Holdings, Inc.		
6.250%, 11-12-21	274	274
TransFirst, Inc.		
10.500%, 11-12-22	270	270
TransUnion		
0.000%, 4-9-21 (F)	269	266
WP Mustang Holdings LLC		
8.500%, 5-29-22	200	197
		3,934
Health Care – 1.4%		
Atrium Innovations, Inc.		
7.750%, 8-10-21	600	483
Endo Pharmaceuticals Holdings, Inc.		
3.750%, 9-25-22	260	256
HCA, Inc.:		
0.000%, 5-1-18 (F)	279	278
3.683%, 3-8-23	275	276
MPH Acquisition Holdings LLC		
0.000%, 3-31-21 (F)	272	269
Schumacher Group		
5.000%, 7-31-22	289	284
Team Health Holdings, Inc.		
4.500%, 11-23-22	289	289
Valeant Pharmaceuticals International, Inc.		
4.000%, 4-1-22	338	319
		2,454
Industrials – 1.3%		
Aramark Services, Inc.		
3.250%, 9-7-19	261	260

LOANS (D) (Continued)	Principal	Value
Industrials (Continued)		
Cast & Crew Payroll LLC		
4.750%, 8-3-22	$ 279	$ 269
DAE Aviation Holdings, Inc.		
5.250%, 7-7-22	338	337
Dynacast International LLC		
9.500%, 1-30-23	210	193
GCA Services Group, Inc.:		
5.750%, 2-10-23	202	203
5.750%, 2-22-23	68	68
KAR Auction Services, Inc.		
4.188%, 3-9-23	275	276
Packers Holdings LLC		
5.000%, 12-3-21	279	278
Solera LLC and Solera Finance, Inc.		
5.750%, 3-4-23	275	274
United Site Services, Inc.:		
7.250%, 8-5-21	1	1
5.750%, 8-5-21	279	277
		2,436
Information Technology – 2.2%		
Applied Systems, Inc.		
7.500%, 1-23-22	1,250	1,176
First Data Corp.		
3.932%, 3-24-18	274	274
Infor (U.S.), Inc.		
0.000%, 6-3-20 (F)	274	266
Misys plc and Magic Newco LLC		
12.000%, 6-12-19	950	974
ON Semiconductor Corp.		
0.000%, 3-31-23 (F)	260	260
RedPrairie Corp.:		
6.000%, 12-21-18	120	111
0.000%, 12-21-18 (F)	4	3
11.250%, 12-21-19	44	35
Survey Sampling International:		
7.500%, 12-17-20	1	1
6.000%, 12-17-20	290	284
TIBCO Software, Inc.		
0.000%, 12-4-20 (F)	400	359
Western Digital Corp.		
0.000%, 3-16-23 (F)	260	257
		4,000
Materials – 0.3%		
FMG Resources Pty Ltd		
0.000%, 6-30-19 (F)	161	135
Huntsman International LLC		
0.000%, 3-24-23 (F)	260	259
MacDermid, Inc.		
0.000%, 6-7-20 (F)	25	24
		418
Telecommunication Services – 0.4%		
Level 3 Financing, Inc.		
4.000%, 8-1-19	250	250
Lightower Fiber Networks		
4.000%, 4-13-20	274	271
Zayo Group LLC		
4.500%, 5-6-21	254	255
		776

LOANS (D) (Continued)	Principal	Value
Utilities – 0.3%		
Calpine Corp.:		
0.000%, 10-9-19 (F)	$ 274	$ 273
4.000%, 1-15-23	202	201
		474
Total United States – 11.6%		**$21,288**
TOTAL LOANS – 12.6%		**$22,912**
(Cost: $23,082)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
United States – 5.7%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
2.699%, 5-25-18	1,500	1,536
4.881%, 7-25-44 (A)(D)	2,150	2,240
3.562%, 8-25-45 (A)(D)	350	357
Federal National Mortgage Association Agency REMIC/CMO:		
2.990%, 11-1-18	300	311
2.480%, 6-1-19	290	299
7.000%, 10-25-31 (G) ..	623	147
6.317%, 3-25-35 (D)(G)	1,487	247
6.767%, 5-25-36 (D)(G)	1,342	254
2.000%, 4-25-40	2,052	2,066
3.500%, 10-25-41 (G) ..	904	126
3.000%, 2-25-44	329	347
1.759%, 4-25-45 (D)(G)	2,238	161
2.500%, 11-25-45	272	278
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.490%, 5-1-19	485	527
4.637%, 7-1-20	714	783

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
United States (Continued)		
Government National Mortgage Association Agency REMIC/CMO:		
1.080%, 6-20-36 (D)(G)	$5,377	$ 282
1.649%, 1-20-42 (D)(G)	3,425	132
Government National Mortgage Association Fixed Rate Pass-Through Certificates		
3.500%, 4-20-34	266	277
		10,370
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 5.7%		**$10,370**
(Cost: $10,337)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
United States – 5.3%		
U.S. Treasury Bonds		
2.250%, 11-15-25	1,800	1,874
U.S. Treasury Notes:		
0.625%, 9-30-17	3,100	3,096
1.125%, 1-15-19	1,500	1,512
1.375%, 9-30-20	3,100	3,127
		9,609
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 5.3%		**$ 9,609**
(Cost: $9,557)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (H) – 18.4%		
Baxter International, Inc.		
0.710%, 4-1-16	$3,000	$ 3,000
Becton Dickinson & Co.		
0.761%, 4-5-16	3,000	3,000
Campbell Soup Co.		
0.460%, 4-25-16	2,000	1,999
Essilor International S.A.		
0.430%, 4-4-16	2,000	2,000
Hershey Co. (The)		
0.300%, 4-12-16	1,500	1,500
J.M. Smucker Co. (The)		
0.650%, 4-1-16	2,973	2,973
John Deere Canada ULC (GTD by Deere & Co.)		
0.370%, 4-20-16	3,000	2,999
Novartis Finance Corp. (GTD by Novartis AG)		
0.410%, 4-4-16	5,000	5,000
Rockwell Automation, Inc.		
0.440%, 4-13-16	5,000	4,999
United Technologies Corp.		
0.730%, 4-4-16	6,000	6,000
		33,470
Master Note – 3.3%		
Toyota Motor Credit Corp.		
0.443%, 4-6-16 (I)	6,032	6,032
TOTAL SHORT-TERM SECURITIES – 21.7%		**$ 39,502**
(Cost: $39,502)		
TOTAL INVESTMENT SECURITIES – 100.5%		**$183,086**
(Cost: $182,314)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5)%		**(897)**
NET ASSETS – 100.0%		**$182,189**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2016 the total value of these securities amounted to $62,826 or 34.5% of net assets.

(B) Principal amounts are denominated in the indicated foreign currency, where applicable (CAD - Canadian Dollar, EUR - Euro and GBP - British Pound).

(C) Payment-in-kind bonds.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(E) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(G) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(H) Rate shown is the yield to maturity at March 31, 2016.

(I)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	660	U.S. Dollar	940	6-30-16	JPMorgan Securities LLC	$—	$ 8
Euro	840	U.S. Dollar	929	6-30-16	JPMorgan Securities LLC	—	30
Canadian Dollar	384	U.S. Dollar	295	4-26-16	Morgan Stanley International	—	—*
						$—	$38

The following total return swap agreements were outstanding at March 31, 2016:

Counterparty	Underlying Security	Termination Date	Notional Amount[1]	Financing Fee[2][3]	Unrealized Appreciation
Morgan Stanley & Co., Inc.	iBoxx $ Liquid High Yield Index	06/20/2016	$227	3M LIBOR less 0.41528%	$1

(1)Notional amount changes by the percentage change of the price of the index applied to the notional amount.

(2)The Fund receives the financing fee multiplied by the notional amount each quarter.

(3)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying index less a financing rate, if any. As the receiver, a Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 97,480	$ —
Mortgage-Backed Securities	—	697	—
Other Government Securities	—	2,516	—
Loans	—	21,634	1,278
United States Government Agency Obligations	—	10,370	—
United States Government Obligations	—	9,609	—
Short-Term Securities	—	39,502	—
Total	$ —	$181,808	$ 1,278
Total Return Swaps	$ —	$ 1	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 38	$ —

During the period ended March 31, 2016, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Ivy Apollo Strategic Income Fund (in thousands) MARCH 31, 2016 (UNAUDITED)

Market Sector Diversification	
(as a % of net assets)	
Financials	16.3%
Consumer Discretionary	16.1%
United States Government and Government Agency Obligations	11.0%
Information Technology	6.3%
Consumer Staples	5.6%
Telecommunication Services	5.0%
Industrials	5.0%
Health Care	5.0%
Energy	3.1%
Materials	2.3%
Utilities	1.7%
Other Government Securities	1.4%
Other+	21.2%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Emerging Markets Local Currency Debt Fund

Asset Allocation

Bonds	**78.7%**
Other Government Securities	78.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**21.3%**

Quality Weightings

Investment Grade	**67.3%**
AA	6.4%
A	24.9%
BBB	36.0%
Non-Investment Grade	**11.4%**
BB	10.4%
Non-rated	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**21.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Lipper Rankings

Category: Lipper Emerging Markets Local Currency Debt Funds	Rank	Percentile
1 Year	14/98	15

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**23.9%**
Philippines	5.9%
Turkey	4.7%
Indonesia	4.5%
Malaysia	4.4%
Thailand	4.3%
Other Pacific Basin	0.1%
South America	**21.7%**
Brazil	6.4%
Chile	6.3%
Columbia	4.5%
Peru	4.5%
Europe	**20.0%**
Poland	6.9%
Hungary	4.5%
Russia	4.3%
Romania	4.3%
Africa	**7.2%**
South Africa	7.2%
North America	**5.9%**
Mexico	5.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**21.3%**

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Emerging Markets Local Currency Debt Fund *(in thousands)*

OTHER GOVERNMENT SECURITIES (A)		Principal	Value
Brazil – 6.4%			
Brazil Letras do Tesouro Nacional:			
0.000%, 1-1-18 (B)(C)	BRL	1,240	$ 276
0.000%, 7-1-18 (B)(C)		3,000	628
0.000%, 1-1-19 (B)(C)		1,000	195
Brazil Notas do Tesouro Nacional:			
10.000%, 1-1-19 (C)		500	129
10.000%, 1-1-21 (C)		2,822	686
10.000%, 1-1-23 (C)		870	205
10.000%, 1-1-25 (C)		1,902	428
			2,547
Chile – 6.3%			
Republic of Chile 5.500%, 8-5-20 (C)	CLP	1,631,500	2,521
Columbia – 4.5%			
Colombian TES:			
5.000%, 11-21-18 (C)	COP	58,000	18
10.000%, 7-24-24 (C)		1,017,000	380
6.000%, 4-28-28 (C)		4,006,500	1,103
7.750%, 9-18-30 (C)		931,000	293
			1,794
Hungary – 4.5%			
Hungary Government Bond:			
4.000%, 4-25-18 (C)	HUF	50,000	191
6.500%, 6-24-19 (C)		12,000	50
7.000%, 6-24-22 (C)		89,250	411
6.000%, 11-24-23 (C)		126,240	564
5.500%, 6-24-25 (C)		127,410	562
			1,778
Indonesia – 4.5%			
Indonesia Government Bond:			
6.125%, 5-15-28(C)	IDR	4,500,000	285
9.000%, 3-15-29(C)		10,950,000	877
8.250%, 6-15-32(C)		600,000	45

OTHER GOVERNMENT SECURITIES (A) (Continued)		Principal	Value
Indonesia (Continued)			
8.375%, 3-15-34(C)	IDR	5,500,000	$ 419
8.750%, 2-15-44(C)		2,200,000	170
			1,796
Malaysia – 4.4%			
Malaysia Government Bond:			
3.172%, 7-15-16 (C)	MYR	780	201
3.394%, 3-15-17 (C)		400	103
4.378%, 11-29-19 (C)		700	185
3.889%, 7-31-20 (C)		220	57
3.418%, 8-15-22 (C)		1,070	270
3.795%, 9-30-22 (C)		1,000	258
4.181%, 7-15-24 (C)		280	73
4.392%, 4-15-26 (C)		180	48
4.498%, 4-15-30 (C)		160	42
4.232%, 6-30-31 (C)		250	65
4.127%, 4-15-32 (C)		122	31
4.935%, 9-30-43 (C)		1,613	427
			1,760
Mexico – 5.9%			
Mexican Bonos:			
7.250%, 12-15-16 (C)	MXN	10,190	603
5.000%, 6-15-17 (C)		4,000	234
8.500%, 12-13-18 (C)		2,000	127
10.000%, 12-5-24 (C)		3,510	261
7.500%, 6-3-27 (C)		1,300	83
7.750%, 5-29-31 (C)		2,560	167
7.750%, 11-23-34 (C)		780	51
10.000%, 11-20-36 (C)		4,387	351
7.750%, 11-13-42 (C)		7,020	457
			2,334
Peru – 4.5%			
Republic of Peru:			
8.200%, 8-12-26 (C)	PEN	375	123

OTHER GOVERNMENT SECURITIES (A) (Continued)		Principal	Value
Peru (Continued)			
6.950%, 8-12-31 (C)	PEN	1,010	$ 296
6.900%, 8-12-37 (C)		3,742	1,071
6.850%, 2-12-42 (C)		1,050	291
			1,781
Philippines – 5.9%			
Republic of Philippines:			
3.900%, 11-26-22 (C)	PHP	43,000	920
6.250%, 1-14-36 (C)		60,000	1,448
			2,368
Poland – 6.9%			
Poland Government Bond:			
5.000%, 4-25-16 (C)	PLN	2,840	763
4.750%, 4-25-17 (C)		1,510	419
5.250%, 10-25-17 (C)		650	184
2.500%, 7-25-18 (C)		650	178
5.750%, 9-23-22 (C)		700	226
4.000%, 10-25-23 (C)		1,128	333
2.500%, 7-25-26 (C)		200	52
5.750%, 4-25-29 (C)		1,723	587
			2,742
Romania – 4.3%			
Romania Government Bond:			
5.900%, 7-26-17 (C)	RON	1,220	331
5.750%, 4-29-20 (C)		460	133
5.950%, 6-11-21 (C)		100	30
5.850%, 4-26-23 (C)		3,330	999
4.750%, 2-24-25 (C)		825	233
			1,726
Russia – 4.3%			
Russia Government Bond:			
7.400%, 4-19-17 (C)	RUB	25,800	376
7.000%, 8-16-23 (C)		10,000	133
7.050%, 1-19-28 (C)		93,724	1,209
			1,718
South Africa – 7.2%			
Republic of South Africa:			
13.500%, 9-15-16 (C)	ZAR	2,693	187
8.250%, 9-15-17 (C)		11,475	779
7.250%, 1-15-20 (C)		950	61
6.750%, 3-31-21 (C)		4,140	259
6.500%, 2-28-41 (C)		5,100	239
8.750%, 1-31-44 (C)		400	24
8.750%, 2-28-48 (C)		22,190	1,335
			2,884

Ivy Emerging Markets Local Currency Debt Fund *(in thousands)*

OTHER GOVERNMENT SECURITIES (A) (Continued)	Principal	Value
South Korea – 0.1%		
Export Import Bank Korea		
8.000%, 5-15-18 (C) . . . . . . IDR	700,000	$ 52
Thailand – 4.3%		
Thailand Government Bond:		
3.250%, 6-16-17 (C) . . . . . . THB	2,600	76
3.875%, 6-13-19 (C)	10,500	322
2.550%, 6-26-20 (C)	6,500	193
3.650%, 12-17-21 (C)	14,523	461
3.580%, 12-17-27 (C)	1,000	33
4.260%, 12-12-37 (C)	16,600	619
		1,704
Turkey – 4.7%		
Turkey Government Bond:		
8.300%, 6-20-18 (C) . . . . . . TRY	200	69

OTHER GOVERNMENT SECURITIES (A) (Continued)	Principal	Value
Turkey (Continued)		
10.400%, 3-27-19 (C) . . . . TRY	440 $	159
8.800%, 9-27-23 (C) . .	1,740	588
10.400%, 3-20-24 (C)	90	33
9.000%, 7-24-24 (C) . .	950	323
8.000%, 3-12-25 (C) . .	2,167	691
		1,863
TOTAL OTHER GOVERNMENT SECURITIES – 78.7%		**$31,368**
(Cost: $33,681)		
SHORT-TERM SECURITIES		
Commercial Paper (D) – 11.8%		
Baxter International, Inc. 0.730%, 4-4-16 . . . . . . $	1,200	1,200
Becton Dickinson & Co. 0.761%, 4-5-16	1,000	1,000
J.M. Smucker Co. (The) 0.650%, 4-1-16	1,374	1,374
Novartis Finance Corp. (GTD by Novartis AG) 0.350%, 4-18-16	1,100	1,100
		4,674

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 3.4%		
Toyota Motor Credit Corp. 0.443%, 4-6-16 (E) $1,374		$ 1,374
United States Government Agency Obligations – 2.1%		
Overseas Private Investment Corp. (GTD by U.S. Government) 0.360%, 4-6-16 (E)	850	850
TOTAL SHORT-TERM SECURITIES – 17.3%		**$ 6,898**
(Cost: $6,898)		
TOTAL INVESTMENT SECURITIES – 96.0%		**$38,266**
(Cost: $40,579)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 4.0%		1,610
NET ASSETS – 100.0%		**$39,876**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(B) Zero coupon bond.

(C) Principal or notional amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real, CLP - Chilean Peso, CNY - China Yuan Renminbi, COP - Columbian Peso, HKD - Hong Kong Dollar, HUF - Hungarian Forint, IDR - Indonesian Rupiah, MXN - Mexican Peso, MYR - Malaysian Ringgit, PEN - Peruvian Neuvo Sol, PHP - Philippine Peso, PLN - Polish Zloty, RON - Romania Leu, RUB - Russian Ruble, SGD - Singapore Dollar, THB - Thai Baht, TRY - Turkish New Lira and ZAR - South African Rand).

(D) Rate shown is the yield to maturity at March 31, 2016.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2016:

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Hungarian Forint	220,813	U.S. Dollar	799	4-1-16	Barclays Capital, Inc.	$ —	$ 2
Brazilian Real	110	U.S. Dollar	27	4-4-16	Barclays Capital, Inc.	—	3
U.S. Dollar	266	Brazilian Real	973	4-4-16	Barclays Capital, Inc.	4	—
Colombian Peso	350,000	U.S. Dollar	104	4-6-16	Barclays Capital, Inc.	—	13
U.S. Dollar	129	Colombian Peso	412,914	4-6-16	Barclays Capital, Inc.	9	—
Mexican Peso	2,015	U.S. Dollar	112	4-7-16	Barclays Capital, Inc.	—	4
Mexican Peso	1,800	U.S. Dollar	96	4-11-16	Barclays Capital, Inc.	—	9
South African Rand	11,014	U.S. Dollar	681	4-13-16	Barclays Capital, Inc.	—	64
U.S. Dollar	409	South African Rand	6,470	4-13-16	Barclays Capital, Inc.	28	—
U.S. Dollar	807	Malaysian Ringgit	3,574	4-14-16	Barclays Capital, Inc.	111	—
Chilean Peso	160,000	U.S. Dollar	223	4-18-16	Barclays Capital, Inc.	—	16
U.S. Dollar	362	Chilean Peso	244,000	4-18-16	Barclays Capital, Inc.	2	—
U.S. Dollar	188	Indonesian Rupiah	2,508,477	4-18-16	Barclays Capital, Inc.	1	—

Ivy Emerging Markets Local Currency Debt Fund (in thousands)

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	75	Indian Rupee	5,100	4-20-16	Barclays Capital, Inc.	$ 2	$ —
Euro	104	Singapore Dollar	160	4-21-16	Barclays Capital, Inc.	—	—*
Singapore Dollar	800	Euro	523	4-21-16	Barclays Capital, Inc.	2	—
U.S. Dollar	113	Russian Ruble	7,800	4-22-16	Barclays Capital, Inc.	2	—
U.S. Dollar	798	Hungarian Forint	220,813	5-2-16	Barclays Capital, Inc.	2	—
Brazilian Real	973	U.S. Dollar	265	5-3-16	Barclays Capital, Inc.	—	4
U.S. Dollar	66	Brazilian Real	242	5-3-16	Barclays Capital, Inc.	1	—
Russian Ruble	1,900	U.S. Dollar	25	5-5-16	Barclays Capital, Inc.	—	3
U.S. Dollar	793	Russian Ruble	61,495	5-5-16	Barclays Capital, Inc.	114	—
Euro	148	Polish Zloty	630	5-9-16	Barclays Capital, Inc.	1	—
Polish Zloty	440	Euro	101	5-9-16	Barclays Capital, Inc.	—	3
U.S. Dollar	747	Romanian Leu	3,059	5-9-16	Barclays Capital, Inc.	33	—
U.S. Dollar	250	Russian Ruble	17,300	5-18-16	Barclays Capital, Inc.	4	—
U.S. Dollar	606	Peruvian New Sol	2,167	5-25-16	Barclays Capital, Inc.	43	—
U.S. Dollar	29	Turkish New Lira	87	5-25-16	Barclays Capital, Inc.	1	—
U.S. Dollar	61	Chilean Peso	43,000	5-26-16	Barclays Capital, Inc.	3	—
U.S. Dollar	118	Chilean Peso	80,000	6-21-16	Barclays Capital, Inc.	—*	—
U.S. Dollar	238	Colombian Peso	740,000	6-22-16	Barclays Capital, Inc.	7	—
U.S. Dollar	783	Hungarian Forint	220,813	4-1-16	Citibank N.A.	17	—
Mexican Peso	11,072	U.S. Dollar	620	4-7-16	Citibank N.A.	—	21
U.S. Dollar	1,843	Mexican Peso	32,066	4-7-16	Citibank N.A.	13	—
Mexican Peso	2,100	U.S. Dollar	111	4-11-16	Citibank N.A.	—	10
U.S. Dollar	170	Mexican Peso	3,100	4-11-16	Citibank N.A.	10	—
South African Rand	17,322	U.S. Dollar	1,054	4-13-16	Citibank N.A.	—	118
U.S. Dollar	472	South African Rand	7,746	4-13-16	Citibank N.A.	52	—
Philippine Peso	12,000	U.S. Dollar	258	4-18-16	Citibank N.A.	—	3
Thai Baht	900	U.S. Dollar	25	4-18-16	Citibank N.A.	—	—*
Euro	210	U.S. Dollar	233	4-20-16	Citibank N.A.	—	6
Singapore Dollar	160	Euro	104	4-21-16	Citibank N.A.	—	—*
Singapore Dollar	350	U.S. Dollar	256	4-21-16	Citibank N.A.	—	4
U.S. Dollar	271	Euro	242	4-21-16	Citibank N.A.	5	—
Polish Zloty	855	U.S. Dollar	226	4-22-16	Citibank N.A.	—	3
Euro	321	Polish Zloty	1,370	5-9-16	Citibank N.A.	1	—
Polish Zloty	2,510	U.S. Dollar	636	5-9-16	Citibank N.A.	—	36
Romanian Leu	221	U.S. Dollar	56	5-9-16	Citibank N.A.	—	—*
U.S. Dollar	660	Euro	588	5-9-16	Citibank N.A.	10	—
U.S. Dollar	38	Romanian Leu	150	5-9-16	Citibank N.A.	1	—
Turkish New Lira	1,285	U.S. Dollar	426	5-25-16	Citibank N.A.	—	24
U.S. Dollar	977	Turkish New Lira	2,840	5-25-16	Citibank N.A.	16	—
U.S. Dollar	171	Malaysian Ringgit	730	8-26-16	Citibank N.A.	17	—
Hong Kong Dollar	3,600	U.S. Dollar	464	9-19-16	Citibank N.A.	—	—*
Brazilian Real	863	U.S. Dollar	214	4-4-16	Credit Suisse International	—	26
U.S. Dollar	860	Colombian Peso	2,825,006	4-6-16	Credit Suisse International	81	—
Malaysian Ringgit	400	U.S. Dollar	96	4-14-16	Credit Suisse International	—	6
Chilean Peso	80,000	U.S. Dollar	116	4-18-16	Credit Suisse International	—	3
Philippine Peso	12,905	U.S. Dollar	277	4-18-16	Credit Suisse International	—	3
Russian Ruble	8,300	U.S. Dollar	116	4-18-16	Credit Suisse International	—	7
U.S. Dollar	674	Philippine Peso	31,500	4-18-16	Credit Suisse International	11	—
U.S. Dollar	121	Russian Ruble	8,200	4-22-16	Credit Suisse International	1	—
U.S. Dollar	47	Peruvian New Sol	160	5-25-16	Credit Suisse International	1	—
Chilean Peso	63,000	U.S. Dollar	90	5-26-16	Credit Suisse International	—	3
Chilean Peso	63,000	U.S. Dollar	93	6-21-16	Credit Suisse International	—	1
Colombian Peso	370,000	U.S. Dollar	119	6-22-16	Credit Suisse International	—	3
U.S. Dollar	119	Colombian Peso	370,000	6-22-16	Credit Suisse International	3	—
South African Rand	2,074	U.S. Dollar	133	4-13-16	Deutsche Bank AG	—	7
U.S. Dollar	201	South African Rand	3,151	4-13-16	Deutsche Bank AG	12	—
Hungarian Forint	54,796	U.S. Dollar	197	5-2-16	Deutsche Bank AG	—	1
U.S. Dollar	69	Hungarian Forint	19,051	5-2-16	Deutsche Bank AG	—*	—
Malaysian Ringgit	1,520	U.S. Dollar	411	5-25-16	Deutsche Bank AG	19	—
Turkish New Lira	199	U.S. Dollar	69	5-25-16	Deutsche Bank AG	—	1
U.S. Dollar	234	Turkish New Lira	680	5-25-16	Deutsche Bank AG	4	—
Colombian Peso	480,000	U.S. Dollar	147	4-6-16	Goldman Sachs International	—	13
U.S. Dollar	104	Colombian Peso	340,000	4-6-16	Goldman Sachs International	10	—
U.S. Dollar	120	Mexican Peso	2,100	4-7-16	Goldman Sachs International	1	—

Ivy Emerging Markets Local Currency Debt Fund (in thousands)

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
South African Rand	3,290	U.S. Dollar	207	4-13-16	Goldman Sachs International	$ —	$ 16
U.S. Dollar	803	South African Rand	12,754	4-13-16	Goldman Sachs International	59	—
Russian Ruble	8,300	U.S. Dollar	115	4-18-16	Goldman Sachs International	—	8
U.S. Dollar	152	Indonesian Rupiah	2,000,000	4-18-16	Goldman Sachs International	—	—*
U.S. Dollar	26	Thai Baht	900	4-18-16	Goldman Sachs International	—	—*
U.S. Dollar	236	Euro	210	4-20-16	Goldman Sachs International	3	—
U.S. Dollar	120	Russian Ruble	8,200	4-22-16	Goldman Sachs International	1	—
U.S. Dollar	242	Malaysian Ringgit	970	4-25-16	Goldman Sachs International	7	—
U.S. Dollar	760	Thai Baht	26,710	4-25-16	Goldman Sachs International	—	1
U.S. Dollar	134	Russian Ruble	10,248	5-5-16	Goldman Sachs International	17	—
U.S. Dollar	81	Peruvian New Sol	278	5-25-16	Goldman Sachs International	2	—
U.S. Dollar	119	Colombian Peso	370,000	6-22-16	Goldman Sachs International	3	—
U.S. Dollar	200	Malaysian Ringgit	857	8-26-16	Goldman Sachs International	21	—
						$768	$445

The following interest rate swap agreements were outstanding at March 31, 2016:

Counterparty	Pay/Receive Floating Rate	Floating Rate Index	Fixed Rate	Maturity Date	Notional Amount(c)	Value	Unrealized Appreciation (Depreciation)
Citibank N.A.	Receive	3-Month Hong Kong Interbank Offered Rate	2.280%	10/28/2024	HKD101	$ (6)	$ (6)
Citibank N.A.	Pay	3-Month Kuala Lumpur Interbank Offered Rate	4.425%	10/8/2020	MYR258	7	8
Citibank N.A.	Pay	3-Month Shaghai Interbank Offered Rate	3.680%	11/11/2016	CNY205	1	1
Deutsche Bank AG	Pay	6-Month Association of Banks in Singapore Swap Offer Rate	2.000%	10/17/2021	SGD468	1	3
JPMorgan Chase Bank N.A.	Receive	3-Month Hong Kong Interbank Offered Rate	1.565%	10/16/2021	HKD397	(4)	(5)
JPMorgan Chase Bank N.A.	Receive	3-Month Hong Kong Interbank Offered Rate	1.925%	10/16/2021	734	(20)	(22)
JPMorgan Chase Bank N.A.	Pay	3-Month Shaghai Interbank Offered Rate	3.750%	11/6/2016	CNY205	1	1
JPMorgan Chase Bank N.A.	Pay	3-Month Shaghai Interbank Offered Rate	3.880%	12/11/2017	33	1	1
JPMorgan Chase Bank N.A.	Pay	6-Month LIBOR	9.800%	10/9/2022	$ 448	48	57
						$ 29	$ 38

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Other Government Securities	$—	$31,368	$—
Short-Term Securities	—	6,898	—
Total	$—	$38,266	$—
Forward Foreign Currency Contracts	$—	$ 768	$—
Interest Rate Swaps	$—	$ 71	$—
Liabilities			
Forward Foreign Currency Contracts	$—	$ 445	$—
Interest Rate Swaps	$—	$ 33	$—

During the period ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Other Government Securities	78.7%
Other+	21.3%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Targeted Return Bond Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Purchased Options	**0.1%**
Bonds	**95.4%**
United States Government and Government Agency Obligations	46.5%
Corporate Debt Securities	30.9%
Other Government Securities	18.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.5%**

Quality Weightings

Investment Grade	**85.0%**
AAA	1.7%
AA	48.5%
A	10.6%
BBB	24.2%
Non-Investment Grade	**10.4%**
BB	7.6%
B	1.9%
Non-rated	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents and Purchased Options+	**4.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

North America	**58.6%**
United States	55.2%
Other North America	3.4%
Europe	**26.0%**
Italy	3.5%
Other Europe	22.5%
Pacific Basin	**5.9%**
Other	**2.6%**
South America	**2.3%**
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	**4.6%**

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Targeted Return Bond Fund *(in thousands)*

PURCHASED OPTIONS	Number of Contracts or Notional Amounts (Unrounded)	Value
10-Year Euro Bund June Futures, Call EUR175.00, Expires 5-26-16 (A)	12	$ —*
AUD versus USD, Call $1.25, Expires 9-2-16, OTC (Ctrpty: Goldman Sachs International)	500,000	6
EUR versus USD, Put $1.09, Expires 5-6-16, OTC (Ctrpty: Goldman Sachs International)	3,100,000	2
U.S. 10-Year Treasury Note June Futures, Call $142.50, Expires 5-20-16	47	—*
U.S. 5-Year Treasury Note June Futures, Call $126.50, Expires 5-20-16	45	—*
U.S. Treasury Long Bond June Futures:		
Put $161.00, Expires 4-22-16	10	4
Put $160.00, Expires 5-20-16	16	14
Call $165.00, Expires 5-20-16	17	38
Call $197.00, Expires 5-20-16	13	—*
USD versus CNH, Call $7.00, Expires 3-16-17, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	2,100,000	9
USD versus JPY, Call $123.00, Expires 10-3-16, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	700,000	3
TOTAL PURCHASED OPTIONS – 0.1%		**$ 76**
(Cost: $165)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Automobile Manufacturers – 0.3%		
Volkswagen Group of America, Inc., 1.650%, 5-22-18 (B) . .$	200	197
Internet Retail – 0.8%		
Expedia, Inc., 2.500%, 6-3-22 (A) . . .EUR	100	112

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Internet Retail (Continued)		
Priceline Group, Inc. (The), 2.150%, 11-25-22 (A) . . . EUR300		$ 353
		465
Total Consumer Discretionary – 1.1%		**662**
Consumer Staples		
Brewers – 0.7%		
Anheuser-Busch InBev S.A./ N.V., 3.300%, 2-1-23 . . . .$	400	416
Drug Retail – 0.3%		
CVS Health Corp., 5.125%, 7-20-45	140	162
Total Consumer Staples – 1.0%		**578**
Energy		
Integrated Oil & Gas – 1.2%		
Exxon Mobil Corp., 3.043%, 3-1-26	170	174
Petrobras Global Finance B.V., 5.750%, 1-20-20	90	78
Total S.A., 2.250%, 12-29-49 (A) . . . EUR400		428
		680
Oil & Gas Exploration & Production – 1.6%		
BP Capital Markets plc (GTD by BP plc), 1.109%, 2-16-23 (A)	200	230
CNOOC Finance (2015) Australia Pty Ltd. (GTD by CNOOC Ltd.), 2.625%, 5-5-20 . . . .$	270	270
CNOOC Finance (2015) Australia Pty Ltd. and CNOOC Finance (2015) USA LLC (GTD by CNOOC Ltd.), 3.500%, 5-5-25	210	207
Kunlun Energy Co. Ltd., 3.750%, 5-13-25	250	248
		955
Total Energy – 2.8%		**1,635**
Financials		
Asset Management & Custody Banks – 0.3%		
Exor S.p.A., 2.125%, 12-2-22 (A) EUR170		195
Diversified Banks – 9.8%		
Aareal Bank AG, 1.875%, 4-1-19 . . . . $	200	201
ABN AMRO Bank N.V.:		
2.875%, 6-30-25 (A) EUR300		348
2.875%, 1-18-28 (A)	200	229
Allied Irish Banks plc, 7.375%, 12-29-49 (A) . . .	200	204

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Banco Santander S.A., 6.250%, 3-12-49 (A) EUR100		$ 102
Bank of China Ltd., 3.875%, 6-30-25 . . . . $	210	223
Bankia S.A., 4.000%, 5-22-24 (A) EUR200		218
BPCE S.A., 4.500%, 3-15-25 . . . . $	300	297
Commerzbank AG, 7.750%, 3-16-21 (A) EUR200		275
Coventry Building Society, 6.375%, 12-29-49 (A) GBP200		254
Danske Bank A.S., 5.875%, 10-29-49 (A) EUR200		227
Erste Group Bank AG, 5.500%, 5-26-25 . . . . $	200	196
HSBC Holdings plc, 3.000%, 6-30-25 (A) EUR400		461
Industrial and Commercial Bank of China Ltd., 2.351%, 11-13-17 . . . . . . $	250	252
National Australia Bank Ltd., 8.000%, 9-29-49	190	194
Nordea Bank AB, 5.500%, 9-29-49	200	194
Oversea-Chinese Banking Corp. Ltd., 3.750%, 11-15-22	200	205
Rabobank Nederland, 3.375%, 5-21-25	250	252
Royal Bank of Scotland Group plc (The), 3.625%, 3-25-24 (A) EUR200		221
Skandinaviska Enskilda Banken AB, 5.750%, 11-29-49 . . . . . . $	200	194
Svenska Handelsbanken AB, 5.250%, 12-29-49	400	383
Swedbank AB, 5.500%, 12-29-49	400	393
United Overseas Bank Ltd., 2.500%, 3-18-20	200	205
		5,728
Investment Banking & Brokerage – 1.6%		
Credit Suisse Group (Guernsey) I Ltd., 7.875%, 2-24-41	100	101
Goldman Sachs Group, Inc. (The), 3.750%, 5-22-25	200	205
Morgan Stanley, 2.500%, 1-24-19	200	203
UBS AG, 4.750%, 5-22-23	400	405
		914
Life & Health Insurance – 0.7%		
Assicurazioni Generali S.p.A., 5.125%, 9-16-24 (A) EUR120		176
China Life Insurance Co. Ltd., 4.000%, 7-3-75 . . . . $	230	228
		404

Ivy Targeted Return Bond Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 3.4%		
Citigroup, Inc., 2.125%, 9-10-26 (A)	EUR100	117
HBOS Capital Funding L.P., 6.461%, 11-29-49 (A)	GBP 50	73
John Deere Capital Corp., 2.800%, 3-6-23	$ 391	397
JPMorgan Chase & Co., 2.625%, 4-23-21 (A)	EUR200	249
KBC Groep N.V.: 1.875%, 3-11-27 (A)	300	333
5.625%, 3-29-49 (A)	300	332
Nomura Europe Finance N.V., 1.125%, 6-3-20 (A)	100	114
Nykredit Realkredit A/S, 4.000%, 6-3-36 (A)	300	336
		1,951
Property & Casualty Insurance – 0.6%		
Berkshire Hathaway, Inc., 1.125%, 3-16-27 (A)	300	325
Regional Banks – 1.6%		
Emirates NBD PJSC, 1.750%, 3-23-22 (A)	250	273
International Bank of Azerbaijan, 5.625%, 6-11-19	$ 200	185
Intesa Sanpaola S.p.A., 3.928%, 9-15-26 (A)	EUR200	233
Intesa Sanpaolo S.p.A., 1.125%, 3-4-22 (A)	200	226
		917
Specialized Finance – 0.7%		
ICBCIL Finance Co. Ltd., 2.625%, 3-19-18	$ 200	201
Swedish Export Credit Corp., 1.875%, 6-23-20	200	203
		404
Thrifts & Mortgage Finance – 0.5%		
Nationwide Building Society, 6.875%, 3-11-49 (A)	GBP200	269
Total Financials – 19.2%		**11,107**
Health Care		
Pharmaceuticals – 1.2%		
Bayer AG, 2.375%, 4-2-75 (A)	EUR300	333
Merck KGaA, 3.375%, 12-12-74 (A)	343	394
		727
Total Health Care – 1.2%		**727**
Industrials		
Marine Ports & Services – 1.0%		
CCCI Treasure Ltd. (GTD by China Communications Construction Co. Ltd.), 3.500%, 12-29-49	$ 250	249
Marine Ports & Services (Continued)		
DP World Ltd., 6.850%, 7-2-37	$ 350	$ 357
		606
Total Industrials – 1.0%		**606**
Information Technology		
Technology Hardware, Storage & Peripherals – 0.7%		
Hewlett Packard Enterprise Co.: 4.900%, 10-15-25	190	195
6.350%, 10-15-45	100	98
International Business Machines Corp., 1.750%, 3-7-28 (A)	EUR100	116
		409
Total Information Technology – 0.7%		**409**
Materials		
Diversified Metals & Mining – 0.3%		
Glencore Funding LLC, 4.000%, 4-16-25 (B)	$ 200	157
Metal & Glass Containers – 0.2%		
Ball Corp., 4.375%, 12-15-23 (A)	EUR100	122
Specialty Chemicals – 0.2%		
INEOS Finance plc, 4.000%, 5-1-23 (A)	100	110
Total Materials – 0.7%		**389**
Telecommunication Services		
Integrated Telecommunication Services – 1.7%		
Telecom Italia S.p.A., 7.375%, 12-15-17 (A)	GBP150	233
Verizon Communications, Inc.: 3.650%, 9-14-18	$ 400	421
6.550%, 9-15-43	150	197
Wind Acquisition Finance S.A., 4.000%, 7-15-20 (A)	EUR130	147
		998
Wireless Telecommunication Service – 0.4%		
Bharti Airtel Ltd., 4.375%, 6-10-25	$ 220	224
Total Telecommunication Services – 2.1%		**1,222**
Utilities		
Electric Utilities – 0.4%		
Enel S.p.A., 6.500%, 1-10-74 (A)	EUR200	246
Multi-Utilities – 0.7%		
Centrica plc, 3.000%, 4-10-76 (A)	EUR300	$ 301
Gas Natural SDG S.A., 3.375%, 12-29-49 (A)	100	102
		403
Total Utilities – 1.1%		**649**
TOTAL CORPORATE DEBT SECURITIES – 30.9%		**$17,984**
(Cost: $17,505)		

OTHER GOVERNMENT SECURITIES (C)	Principal	Value
Brazil – 0.7%		
Federal Republic of Brazil, 4.875%, 1-22-21	$ 400	404
Cameroon – 0.3%		
Republic of Cameroon, 9.500%, 11-19-25	200	188
Canada – 0.3%		
Province of Ontario, 2.000%, 1-30-19	200	203
Columbia – 0.7%		
Republic of Columbia, 4.375%, 7-12-21	400	417
Croatia – 0.4%		
Republic of Croatia, 6.000%, 1-26-24	200	218
Hungary – 0.7%		
Hungary Government Bond, 5.375%, 3-25-24	340	381
Indonesia – 0.6%		
Indonesia Government Bond, 3.375%, 7-30-25 (A)	EUR290	329
Ireland – 0.9%		
Bank of Ireland, 7.375%, 12-29-49 (A)	200	218
Irish Government Bond, 2.400%, 5-15-30 (A)	220	292
		510
Italy – 1.3%		
Italy Government Bond, 6.000%, 5-1-31 (A)	425	754
Lithuania – 0.4%		
Republic of Lithuania, 6.625%, 2-1-22	$ 200	242

OTHER GOVERNMENT SECURITIES (C) (Continued)

	Principal	Value
Mexico – 3.1%		
Mexican Bonos, 10.000%, 12-5-24 (A)	MXN 14,130	$1,050
United Mexican States:		
4.000%, 10-2-23	$ 400	419
4.125%, 1-21-26	200	210
3.625%, 4-9-29 (A) EUR	100	122
		1,801
Norway – 1.4%		
Norway Government Bond, 1.750%, 3-13-25 (A) NOK	6,169	787
Panama – 0.8%		
Republic of Panama, 5.200%, 1-30-20 $	400	441
Peru – 0.9%		
Republic of Peru, 7.350%, 7-21-25	400	526
Philippines – 0.4%		
Republic of Philippines, 5.500%, 3-30-26	200	250
Poland – 0.3%		
Republic of Poland, 5.000%, 3-23-22	177	198
Romania – 1.0%		
Romania Government Bond, 3.875%, 10-29-35 (A) EUR	510	603

OTHER GOVERNMENT SECURITIES (C) (Continued)

	Principal	Value
Slovenia – 0.7%		
Republic of Slovenia:		
5.850%, 5-10-23 $	260	$ 300
3.125%, 8-7-45 (A) EUR	80	102
		402
South Africa – 0.4%		
Republic of South Africa, 5.875%, 9-16-25 $	200	216
South Korea – 0.4%		
Korea Development Bank (The), 3.000%, 3-17-19	200	207
Spain – 1.3%		
Spain Government Bond:		
5.750%, 7-30-32 (A) EUR	200	346
5.150%, 10-31-44 (A)	250	431
		777
Sri Lanka – 0.3%		
Republic of Sri Lanka, 6.850%, 11-3-25 $	210	200
Turkey – 0.7%		
Republic of Turkey, 4.250%, 4-14-26	430	419
TOTAL OTHER GOVERNMENT SECURITIES – 18.0%		$10,473

(Cost: $10,010)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 46.5%		
U.S. Treasury Bonds:		
4.500%, 2-15-36	$2,000	$ 2,745
3.000%, 11-15-45	700	756
U.S. Treasury Notes:		
3.000%, 9-30-16	7,800	7,898
3.250%, 3-31-17 (D)	5,800	5,949
4.500%, 5-15-17	1,100	1,147
1.500%, 5-31-20 (E)	3,600	3,655
2.625%, 11-15-20	1,600	1,702
2.750%, 11-15-23	2,320	2,514
2.000%, 2-15-25	230	235
0.750%, 2-15-45	503	487
		27,088
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 46.5%		$27,088

(Cost: $26,784)

SHORT-TERM SECURITIES

	Principal	Value
Master Note – 1.9%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (F)	1,094	1,094
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 1,094

(Cost: $1,094)

TOTAL INVESTMENT SECURITIES – 97.4%		$56,715

(Cost: $55,558)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.6%		1,528
NET ASSETS – 100.0%		$58,243

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD - Australian Dollar, CNH - Chinese Yuan Renminbi, EUR - Euro, GBP - British Pound, JPY - Japanese Yen, MXN - Mexican Peso and NOK - Norwegian Krone).

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2016 the total value of these securities amounted to $354 or 0.6% of net assets.

(C) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(D) All or a portion of securities with an aggregate value of $269 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(E) All or a portion of securities with an aggregate value of $284 have been pledged as collateral on open futures contracts.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following centrally cleared credit default swaps – sold protection[1] were outstanding at March 31, 2016:

Index	Receive Fixed Rate	Maturity Date	Notional Amount[2]	Value	Unrealized Appreciation (Depreciation)
5-Year Credit Derivatives Index – High Yield	5.000%	6-20-21	1,100,000	$31	$13
5-Year Credit Derivatives Index – Investment Grade	1.000%	12-20-20	500,000	3	2
5-Year Credit Derivatives Index – Investment Grade	1.000%	6-20-21	500,000	5	—*
				$39	$15

The following over the counter credit default swaps – sold protection[1] were outstanding at March 31, 2016:

Issuer	Counterparty	Receive Fixed Rate	Maturity Date	Notional Amount[2]	Premiums Paid	Value	Unrealized Depreciation
Glencore International AG	Citibank N.A.	5.000%	6-20-21	200	$—*	$—*	$—*

(1) If the Fund is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) pay to the buyer of protection an amount equal to the notional amount of the swap and take delivery of the underlying securities comprising the referenced index or (ii) pay a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the underlying securities comprising the refererenced index.

(2) The maximum potential amount the Fund could be required to pay as a seller of credit protection if a credit event occurs as defined under the terms of that particular swap agreement.

The following forward foreign currency contracts were outstanding at March 31, 2016:

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	513	Norwegian Krone	4,397	4-6-16	Barclays Capital, Inc.	$18	$ —
Colombian Peso	3,270,887	U.S. Dollar	1,026	6-8-16	Barclays Capital, Inc.	—	57
British Pound	150	U.S. Dollar	209	4-6-16	Citibank N.A.	—	6
Malaysian Ringgit	1,680	U.S. Dollar	400	4-19-16	Citibank N.A.	—	32
Euro	839	U.S. Dollar	910	4-6-16	Deutsche Bank AG	—	44
Euro	1,655	U.S. Dollar	1,839	4-6-16	Goldman Sachs International	—	44
Mexican Peso	7,520	U.S. Dollar	414	4-6-16	Goldman Sachs International	—	21
Norwegian Krone	6,170	U.S. Dollar	720	4-6-16	Goldman Sachs International	—	26
Swedish Krona	1,650	Norwegian Krone	1,669	4-6-16	Goldman Sachs International	—	2
Turkish New Lira	2,286	U.S. Dollar	765	4-6-16	Goldman Sachs International	—	46
U.S. Dollar	1,600	Euro	1,434	5-10-16	Goldman Sachs International	34	—
Chilean Peso	690,761	U.S. Dollar	995	6-7-16	Goldman Sachs International	—	30
U.S. Dollar	1	Euro	1	4-4-16	Morgan Stanley International	—*	—
British Pound	163	New Zealand Dollar	357	4-6-16	Morgan Stanley International	13	—
British Pound	544	U.S. Dollar	777	4-6-16	Morgan Stanley International	—	3
Euro	425	Japanese Yen	53,999	4-6-16	Morgan Stanley International	—	4
Euro	320	Mexican Peso	6,335	4-6-16	Morgan Stanley International	2	—
Euro	7,246	U.S. Dollar	7,925	4-6-16	Morgan Stanley International	—	321
Mexican Peso	10,685	U.S. Dollar	595	4-6-16	Morgan Stanley International	—	22
New Zealand Dollar	391	British Pound	175	4-6-16	Morgan Stanley International	—	19
Norwegian Krone	390	U.S. Dollar	45	4-6-16	Morgan Stanley International	—	2
South African Rand	7,841	U.S. Dollar	510	4-6-16	Morgan Stanley International	—	21
Swedish Krona	2,270	Euro	245	4-6-16	Morgan Stanley International	—	1
U.S. Dollar	390	Euro	350	4-6-16	Morgan Stanley International	8	—
Brazilian Real	1,804	U.S. Dollar	500	4-25-16	Morgan Stanley International	1	—
Brazilian Real	2,336	U.S. Dollar	580	5-11-16	Morgan Stanley International	—	63
South Korean Won	619,226	U.S. Dollar	501	6-7-16	Morgan Stanley International	—	38
						$76	$802

The following futures contracts were outstanding at March 31, 2016 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation (Depreciation)
Euro-Bobl 5-Year Bond	Long	6-10-16	1	$ 149	$ 1
Euro-BTP Italian Government Bond	Short	6-10-16	20	(3,200)	(34)
Euro-Bund 10-Year Bond	Short	6-10-16	14	(2,602)	(8)
Euro-Buxl 30-Year Bond	Short	6-10-16	10	(1,918)	(14)
10-Year United Kingdom Gilt	Short	6-30-16	1	(174)	1
U.S. 10-Year Treasury Note	Short	6-30-16	65	(8,475)	(4)
U.S. 10-Year Ultra Treasury Note	Short	6-30-16	2	(282)	(2)
U.S. Treasury Long Bond	Long	6-30-16	20	3,289	(3)
U.S. 2-Year Treasury Note	Short	7-6-16	4	(875)	(3)
U.S. 5-Year Treasury Note	Short	7-6-16	26	(3,150)	(8)
				$(17,238)	$(74)

The following written options were outstanding at March 31, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts or Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
AUD versus USD	Goldman Sachs International	Put	500,000	September 2016	$ 1.67	$ 5	$ —*
EUR versus USD	Goldman Sachs International	Call	3,100,000	May 2016	1.15	28	(23)
Markit iTraxx Europe Crossover 5-Year Index	JPMorgan Chase Bank N.A.	Put	1,000,000	April 2016	EUR 500.00	15	—*
	JPMorgan Chase Bank N.A.	Put	500,000	April 2016	550.00	9	—*
U.S. Treasury Long Bond June Futures	N/A	Call	16	May 2016	$ 171.00	41	(10)
USD versus BRL	Morgan Stanley & Co., Inc.	Call	500,000	April 2016	3.85	3	(2)
USD versus CNH	Morgan Stanley & Co., Inc.	Put	2,100,000	March 2017	6.30	10	(5)
USD versus JPY	JPMorgan Chase Bank N.A.	Put	700,000	October 2016	115.00	35	(30)
						$146	$(70)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Purchased Options	$56	$ 20	$—
Corporate Debt Securities	—	17,984	—
Other Government Securities	—	10,473	—
United States Government Obligations	—	27,088	—
Short-Term Securities	—	1,094	—
Total	$56	$56,659	$—
Centrally Cleared Credit Default Swaps	$—	$ 15	$—
Over the Counter Credit Default Swaps	$—	$ —*	$—
Forward Foreign Currency Contracts	$—	$ 76	$—
Futures Contracts	$ 2	$ —	$—
Liabilities			
Forward Foreign Currency Contracts	$—	$ 802	$—
Futures Contracts	$76	$ —	$—
Written Options	$10	$ 60	$—

During the period ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

Ivy Targeted Return Bond Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

Country Diversification	
(as a % of net assets)	
United States	55.2%
Italy	3.5%
United Kingdom	3.1%
Mexico	3.1%
Sweden	2.4%
Germany	2.0%
Spain	1.9%
Netherlands	1.5%
Norway	1.4%
France	1.3%
Ireland	1.3%
Hong Kong	1.2%
Belgium	1.2%
United Arab Emirates	1.1%
Romania	1.0%
Denmark	1.0%
Other Countries	13.2%
Other+	4.6%

+Includes options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Apollo Multi-Asset Income Fund	Ivy Apollo Strategic Income Fund	Ivy Emerging Markets Local Currency Debt Fund	Ivy Targeted Return Bond Fund
ASSETS				
Investments in unaffiliated securities at value+	$167,935	$183,086	$38,266	$56,715
Investments at Value	167,935	183,086	38,266	56,715
Cash	99	407	130	15
Cash denominated in foreign currencies at value+	631	1	28	191
Restricted cash	—	—	—	78
Investment securities sold receivable	2,638	2,277	578	889
Dividends and interest receivable	1,114	1,790	636	486
Capital shares sold receivable	1,963	1,329	118	563
Receivable from affiliates	61	75	182	27
Unrealized appreciation on forward foreign currency contracts	37	—	768	76
Unrealized appreciation on swap agreements	1	1	71	—
Variation margin receivable	—	—	—	20
Prepaid and other assets	80	87	51	115
Total Assets	174,559	189,053	40,828	59,175
LIABILITIES				
Investment securities purchased payable	9,649	6,731	395	—*
Capital shares redeemed payable	81	39	26	1
Independent Trustees and Chief Compliance Officer fees payable	1	—*	—*	—
Distribution and service fees payable	1	1	—*	—*
Shareholder servicing payable	23	22	11	4
Investment management fee payable	3	4	1	1
Accounting services fee payable	7	7	3	2
Unrealized depreciation on forward foreign currency contracts	82	38	445	802
Unrealized depreciation on swap agreements	—	—	33	—*
Variation margin payable	—	—	—	38
Written options at value+	—	—	—	70
Other liabilities	17	22	38	14
Total Liabilities	9,864	6,864	952	932
Total Net Assets	$164,695	$182,189	$39,876	$58,243
NET ASSETS				
Capital paid in (shares authorized – unlimited)	$163,121	$181,308	$45,840	$57,996
Undistributed (distributions in excess of) net investment income	376	308	(3,301)	58
Accumulated net realized loss	(1,602)	(122)	(717)	(265)
Net unrealized appreciation (depreciation)	2,800	695	(1,946)	454
Total Net Assets	$164,695	$182,189	$39,876	$58,243
CAPITAL SHARES OUTSTANDING:				
Class A	13,800	15,450	2,587	4,087
Class C	777	652	216	371
Class E	N/A	N/A	200	N/A
Class I	1,120	1,341	964	800
Class R	N/A	N/A	200	N/A
Class R6	276	523	69	205
Class Y	338	394	307	350
NET ASSET VALUE PER SHARE:				
Class A	$10.10	$9.92	$8.77	$10.02
Class C	$10.14	$9.92	$8.69	$10.00
Class E	N/A	N/A	$8.77	N/A
Class I	$10.10	$9.92	$8.80	$10.02
Class R	N/A	N/A	$8.75	N/A
Class R6	$10.10	$9.93	$8.80	$10.03
Class Y	$10.10	$9.92	$8.77	$10.02
+COST				
Investments in unaffiliated securities at cost	$165,063	$182,314	$40,579	$55,558
Cash denominated in foreign currencies at cost	620	1	28	191
Written options premiums received at cost	—	—	—	146

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Apollo Multi-Asset Income Fund[1]	Ivy Apollo Strategic Income Fund[1]	Ivy Emerging Markets Local Currency Debt Fund	Ivy Targeted Return Bond Fund[2]
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 966	$ —	$ —	$ —
Foreign dividend withholding tax	(60)	—	—	—
Interest and amortization from unaffiliated securities	1,102	2,281	1,032	217
Foreign interest withholding tax	(1)	(2)	(9)	(4)
Total Investment Income	2,007	2,279	1,023	213
EXPENSES				
Investment management fee	330	378	177	93
Distribution and service fees:				
Class A	93	109	29	15
Class C	24	19	9	9
Class E	N/A	N/A	2	N/A
Class R	N/A	N/A	4	N/A
Class Y	4	4	3	2
Shareholder servicing:				
Class A	68	64	34	7
Class C	3	2	1	—*
Class E	N/A	N/A	—*	N/A
Class I	7	9	6	3
Class R	N/A	N/A	2	N/A
Class R6	—*	—*	—*	—*
Class Y	2	3	2	1
Registration fees	8	11	41	3
Offering cost	43	43	—	11
Custodian fees	41	10	22	1
Independent Trustees and Chief Compliance Officer fees	1	1	1	—
Accounting services fee	42	43	15	4
Professional fees	1	1	47	1
Other	8	3	30	14
Total Expenses	675	700	425	164
Less:				
Expenses in excess of limit	(61)	(75)	(182)	(27)
Total Net Expenses	614	625	243	137
Net Investment Income	1,393	1,654	780	76
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	(1,292)	(158)	(3,381)	158
Futures contracts	—	—	32	(417)
Written options	—	—	2	16
Swap agreements	2	3	(30)	3
Forward foreign currency contracts	(301)	38	97	(1)
Foreign currency exchange transactions	(1)	(2)	73	(42)
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	2,872	772	5,137	1,157
Futures contracts	—	—	5	(74)
Written options	—	—	(2)	76
Swap agreements	1	1	70	15
Forward foreign currency contracts	(45)	(38)	190	(726)
Foreign currency exchange transactions	(28)	(40)	49	6
Net Realized and Unrealized Gain	1,208	576	2,242	177
Net Increase in Net Assets Resulting from Operations	$ 2,601	$2,230	$ 3,022	$ 247

*Not shown due to rounding.
(1)For the period from October 1, 2015 (commencement of operations) to March 31, 2016.
(2)For the period from January 4, 2016 (commencement of operations) to March 31, 2016.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Apollo Multi-Asset Income Fund Period from 10-1-15 (commencement of operations) to 3-31-16 (Unaudited)	Ivy Apollo Strategic Income Fund Period from 10-1-15 (commencement of operations) to 3-31-16 (Unaudited)	Ivy Emerging Markets Local Currency Debt Fund Six months ended 3-31-16 (Unaudited)	Ivy Emerging Markets Local Currency Debt Fund Year ended 9-30-15	Ivy Targeted Return Bond Fund Period from 1-4-16 (commencement of operations) to 3-31-16 (Unaudited)
INCREASE (DECREASE) IN NET ASSETS					
Operations:					
Net investment income	$ 1,393	$ 1,654	$ 780	$ 1,619	$ 76
Net realized loss on investments	(1,592)	(119)	(3,207)	(2,973)	(283)
Net change in unrealized appreciation (depreciation)	2,800	695	5,449	(5,882)	454
Net Increase (Decrease) in Net Assets Resulting from Operations	2,601	2,230	3,022	(7,236)	247
Distributions to Shareholders From:					
Net investment income:					
Class A	(866)	(1,075)	—	(402)	—
Class C	(3)	(32)	—	(24)	—
Class E	N/A	N/A	—	(32)	N/A
Class I	(98)	(146)	—	(151)	—
Class R	N/A	N/A	—	(29)	N/A
Class R6	(24)	(60)	—	—	—
Class Y	(29)	(36)	—	(49)	—
Net realized gains:					
Class A	(6)	—	—	(6)	—
Class C	—*	—	—	(1)	—
Class E	N/A	N/A	—	—*	N/A
Class I	(1)	—	—	(2)	—
Class R	N/A	N/A	—	(1)	N/A
Class R6	—*	—	—	—	—
Class Y	—*	—	—	(1)	—
Total Distributions to Shareholders	(1,027)	(1,349)	—	(698)	—
Capital Share Transactions	163,121	181,308	(5,125)	13,054	57,996
Net Increase (Decrease) in Net Assets	164,695	182,189	(2,103)	5,120	58,243
Net Assets, Beginning of Period	—	—	41,979	36,859	—
Net Assets, End of Period	$164,695	$182,189	$39,876	$41,979	$58,243
Undistributed (distributions in excess of) net investment income	$ 376	$ 308	$ (3,301)	$ (1,223)	$ 58

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

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IVY APOLLO MULTI-ASSET INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Period ended 3-31-2016 (unaudited)[4]	$10.00	$0.15	$0.04	$0.19	$(0.09)	$—*	$(0.09)
Class C Shares							
Period ended 3-31-2016 (unaudited)[4]	10.00	0.10	0.04	0.14	—*	—*	—*
Class I Shares							
Period ended 3-31-2016 (unaudited)[4]	10.00	0.14	0.06	0.20	(0.10)	—*	(0.10)
Class R6 Shares							
Period ended 3-31-2016 (unaudited)[4]	10.00	0.14	0.06	0.20	(0.10)	—*	(0.10)
Class Y Shares							
Period ended 3-31-2016 (unaudited)[4]	10.00	0.13	0.06	0.19	(0.09)	—*	(0.09)

* Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(4) For the period from October 1, 2015 (commencement of operations of the class) through March 31, 2016.
(5) Annualized.
(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended March 31, 2016.
(7) Ratio of expenses to average net assets excluding offering cost was 1.21%.
(8) Ratio of expenses to average net assets excluding offering cost was 2.04%.
(9) Ratio of expenses to average net assets excluding offering cost was 0.91%.
(10) Ratio of expenses to average net assets excluding offering cost was 1.16%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Period ended 3-31-2016 (unaudited)[4]	$10.10	1.87%	$140	1.30%[5][7]	3.03%[5]	1.43%[5]	2.90%[5]	32%[6]
Class C Shares								
Period ended 3-31-2016 (unaudited)[4]	10.14	1.45	8	2.13[5][8]	2.01[5]	2.13[5]	2.01[5]	32[6]
Class I Shares								
Period ended 3-31-2016 (unaudited)[4]	10.10	2.00	11	1.00[5][9]	2.83[5]	1.15[5]	2.68[5]	32[6]
Class R6 Shares								
Period ended 3-31-2016 (unaudited)[4]	10.10	2.00	3	1.00[5][9]	2.87[5]	1.01[5]	2.86[5]	32[6]
Class Y Shares								
Period ended 3-31-2016 (unaudited)[4]	10.10	1.89	3	1.25[5][10]	2.55[5]	1.40[5]	2.40[5]	32[6]

See Accompanying Notes to Financial Statements.

IVY APOLLO STRATEGIC INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Loss on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Period ended 3-31-2016 (unaudited)[4]	$10.00	$0.14	$(0.12)	$0.02	$(0.10)	$—	$(0.10)
Class C Shares							
Period ended 3-31-2016 (unaudited)[4]	10.00	0.11	(0.11)	0.00*	(0.08)	—	(0.08)
Class I Shares							
Period ended 3-31-2016 (unaudited)[4]	10.00	0.14	(0.10)	0.04	(0.12)	—	(0.12)
Class R6 Shares							
Period ended 3-31-2016 (unaudited)[4]	10.00	0.14	(0.09)	0.05	(0.12)	—	(0.12)
Class Y Shares							
Period ended 3-31-2016 (unaudited)[4]	10.00	0.13	(0.10)	0.03	(0.11)	—	(0.11)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 1, 2015 (commencement of operations of the class) through March 31, 2016.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended March 31, 2016.

(7) Ratio of expenses to average net assets excluding offering cost was 1.07%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.77%.

(9) Ratio of expenses to average net assets excluding offering cost was 0.77%.

(10) Ratio of expenses to average net assets excluding offering cost was 1.02%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Period ended 3-31-2016 (unaudited)[4]	$9.92	0.26%	$154	1.15%[5][7]	3.02%[5]	1.28%[5]	2.89%[5]	22%[6]
Class C Shares								
Period ended 3-31-2016 (unaudited)[4]	9.92	-0.04	6	1.85%[5][8]	2.21%[5]	1.97%[5]	2.09%[5]	22[6]
Class I Shares								
Period ended 3-31-2016 (unaudited)[4]	9.92	0.39	13	0.85%[5][9]	2.90%[5]	1.03%[5]	2.72%[5]	22[6]
Class R6 Shares								
Period ended 3-31-2016 unaudited)[4]	9.93	0.49	5	0.85%[5][9]	2.89%[5]	0.89%[5]	2.85%[5]	22[6]
Class Y Shares								
Period ended 3-31-2016 (unaudited)[4]	9.92	0.28	4	1.10%[5][10]	2.72%[5]	1.28%[5]	2.54%[5]	22[6]

See Accompanying Notes to Financial Statements.

IVY EMERGING MARKETS LOCAL CURRENCY DEBT FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2016 (unaudited)	$ 8.11	$0.16	$ 0.50	$ 0.66	$ —	$—	$ —
Year ended 9-30-2015	9.76	0.34	(1.83)	(1.49)	(0.16)	—*	(0.16)
Period ended 9-30-2014[5]	10.00	0.16	(0.40)	(0.24)	—	—	—
Class C Shares							
Six-month period ended 3-31-2016 (unaudited)	8.06	0.13	0.50	0.63	—	—	—
Year ended 9-30-2015	9.73	0.27	(1.83)	(1.56)	(0.11)	—*	(0.11)
Period ended 9-30-2014[5]	10.00	0.13	(0.40)	(0.27)	—	—	—
Class E Shares							
Six-month period ended 3-31-2016 (unaudited)	8.11	0.17	0.49	0.66	—	—	—
Year ended 9-30-2015	9.76	0.33	(1.82)	(1.49)	(0.16)	—*	(0.16)
Period ended 9-30-2014[5]	10.00	0.16	(0.40)	(0.24)	—	—	—
Class I Shares							
Six-month period ended 3-31-2016 (unaudited)	8.12	0.18	0.50	0.68	—	—	—
Year ended 9-30-2015	9.77	0.36	(1.84)	(1.48)	(0.17)	—*	(0.17)
Year ended 9-30-2014[5]	10.00	0.17	(0.40)	(0.23)	—	—	—
Class R Shares							
Six-month period ended 3-31-2016 (unaudited)	8.09	0.15	0.51	0.66	—	—	—
Year ended 9-30-2015	9.74	0.31	(1.82)	(1.51)	(0.14)	—*	(0.14)
Period ended 9-30-2014[5]	10.00	0.15	(0.41)	(0.26)	—	—	—
Class R6 Shares							
Six-month period ended 3-31-2016 (unaudited)	8.12	0.18	0.50	0.68	—	—	—
Period ended 9-30-2015[6]	9.08	0.23	(1.19)	(0.96)	—	—	—
Class Y Shares							
Six-month period ended 3-31-2016 (unaudited)	8.11	0.16	0.50	0.66	—	—	—
Year ended 9-30-2015	9.76	0.34	(1.83)	(1.49)	(0.16)	—*	(0.16)
Period ended 9-30-2014[5]	10.00	0.16	(0.40)	(0.24)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from April 30, 2014 (commencement of operations of the class) through September 30, 2014.

(6) For the period from January 30, 2015 (commencement of operations of the class) through September 30, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended September 30, 2014.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended September 30, 2015.

(9) Ratio of expenses to average net assets excluding offering cost was 2.00%.

(10) Ratio of expenses to average net assets excluding offering cost was 1.80%.

(11) Ratio of expenses to average net assets excluding offering cost was 2.50%.

(12) Ratio of expenses to average net assets excluding offering cost was 2.47%.

(13) Ratio of expenses to average net assets excluding offering cost was 1.72%.

(14) Ratio of expenses to average net assets excluding offering cost was 1.71%.

(15) Ratio of expenses to average net assets excluding offering cost was 1.62%.

(16) Ratio of expenses to average net assets excluding offering cost was 1.61%.

(17) Ratio of expenses to average net assets excluding offering cost was 2.33%.

(18) Ratio of expenses to average net assets excluding offering cost was 1.96%.

(19) Ratio of expenses to average net assets excluding offering cost was 1.47%.

(20) Ratio of expenses to average net assets excluding offering cost was 1.86%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2016 (unaudited)	$8.77	8.14%	$22	1.25%[4]	3.95%[4]	2.26%[4]	2.94%[4]	32%
Year ended 9-30-2015	8.11	-15.45	26	1.25	3.81	2.21[9]	2.85	40
Period ended 9-30-2014[5]	9.76	-2.40	20	1.25[4]	3.70[4]	2.18[4][10]	2.77[4]	18[7]
Class C Shares								
Six-month period ended 3-31-2016 (unaudited)	8.69	7.82	2	2.00[4]	3.26[4]	2.72[4]	2.54[4]	32
Year ended 9-30-2015	8.06	-16.12	2	2.00	2.98	2.71[11]	2.27	40
Period ended 9-30-2014[5]	9.73	-2.70	2	2.00[4]	2.95[4]	2.85[4][12]	2.10[4]	18[7]
Class E Shares								
Six-month period ended 3-31-2016 (unaudited)	8.77	8.14	2	1.25[4]	4.02[4]	1.93[4]	3.34[4]	32
Year ended 9-30-2015	8.11	-15.45	2	1.26	3.72	1.93[13]	3.05	40
Period ended 9-30-2014[5]	9.76	-2.40	2	1.25[4]	3.72[4]	2.09[4][14]	2.88[4]	18[7]
Class I Shares								
Six-month period ended 3-31-2016 (unaudited)	8.80	8.37	8	1.00[4]	4.26[4]	1.84[4]	3.42[4]	32
Year ended 9-30-2015	8.12	-15.29	8	1.00	4.00	1.83[15]	3.17	40
Period ended 9-30-2014[5]	9.77	-2.30	8	1.00[4]	3.97[4]	1.99[4][16]	2.98[4]	18[7]
Class R Shares								
Six-month period ended 3-31-2016 (unaudited)	8.75	8.16	2	1.50[4]	3.76[4]	2.43[4]	2.83[4]	32
Year ended 9-30-2015	8.09	-15.63	2	1.50	3.48	2.54[17]	2.44	40
Period ended 9-30-2014[5]	9.74	-2.60	2	1.50[4]	3.47[4]	2.59[4][18]	2.38[4]	18[7]
Class R6 Shares								
Six-month period ended 3-31-2016 (unaudited)	8.80	8.37	1	1.00[4]	4.38[4]	1.69[4]	3.69[4]	32
Period ended 9-30-2015[6]	8.12	-10.57	—*	1.00[4]	4.03[4]	1.68[4][19]	3.35[4]	40[8]
Class Y Shares								
Six-month period ended 3-31-2016 (unaudited)	8.77	8.14	3	1.25[4]	4.01[4]	2.08[4]	3.18[4]	32
Year ended 9-30-2015	8.11	-15.45	2	1.25	3.73	2.07[20]	2.91	40
Period ended 9-30-2014[5]	9.76	-2.40	3	1.25[4]	3.72[4]	2.24[4][20]	2.73[4]	18[7]

See Accompanying Notes to Financial Statements.

IVY TARGETED RETURN BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Period ended 3-31-2016 (unaudited)[4]	$10.00	$0.02	$0.00*	$0.02	$—	$—	$—
Class C Shares							
Period ended 3-31-2016 (unaudited)[4]	10.00	0.00*	0.00	0.00*	—	—	—
Class I Shares							
Period ended 3-31-2016 (unaudited)[4]	10.00	0.02	0.00*	0.02	—	—	—
Class R6 Shares							
Period ended 3-31-2016 (unaudited)[4]	10.00	0.03	0.00*	0.03	—	—	—
Class Y Shares							
Period ended 3-31-2016 (unaudited)[4]	10.00	0.02	0.00*	0.02	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 1, 2015 (commencement of operations of the class) through March 31, 2016.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended March 31, 2016.

(7) Ratio of expenses to average net assets excluding offering cost was 1.25%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.95%.

(9) Ratio of expenses to average net assets excluding offering cost was 0.88%.

(10) Ratio of expenses to average net assets excluding offering cost was 0.75%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.13%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Period ended 3-31-2016 (unaudited)[4]	$10.02	0.20%	$40	1.36%[5][7]	0.72%[5]	1.62%[5]	0.46%[5]	27%[6]
Class C Shares								
Period ended 3-31-2016 (unaudited)[4]	10.00	—	4	2.06[5][8]	-0.05[5]	2.32[5]	-0.31[5]	27[6]
Class I Shares								
Period ended 3-31-2016 (unaudited)[4]	10.02	0.20	8	0.99[5][9]	1.00[5]	1.26[5]	0.73[5]	27[6]
Class R6 Shares								
Period ended 3-31-2016 (unaudited)[4]	10.03	0.30	2	0.86[5][10]	1.13[5]	1.12[5]	0.87[5]	27[6]
Class Y Shares								
Period ended 3-31-2016 (unaudited)[4]	10.02	0.20	4	1.24[5][11]	0.76[5]	1.51[5]	0.49[5]	27[6]

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy Emerging Markets Local Currency Debt Fund and Ivy Targeted Return Bond Fund (each, a "Fund") are four series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class C, Class I, Class R6 and Class Y shares. Ivy Emerging Markets Local Currency Debt Fund also offers Class E and Class R shares. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class R, Class R6 and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, C, E, R and Y have a distribution and service plan. Class I and Class R6 shares are not included in the plan.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Offering costs. Each Fund bears all costs associated with the offering expenses of the Fund including legal, printing and support services. All such costs are amortized as an expense of the new Fund on a straight-line basis over twelve months from commencement of operations.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Other Government Securities. Other government securities include emerging market sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities. The fair value of other government securities is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most other government securities are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of March 31, 2016, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy Emerging Markets Local Currency Debt Fund and Ivy Targeted Return Bond Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Emerging Markets Local Currency Debt Fund and Ivy Targeted Return Bond Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Emerging Markets Local Currency Debt Fund and Ivy Targeted Return Bond Fund may purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which may include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Certain Funds may invest in swap agreements. Swap agreements are bilaterally negotiated agreements between a Fund and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements may be privately negotiated in the over the counter market ("OTC swaps") or may be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Daily changes in valuation of centrally cleared swaps, if any, are recorded as variation margin receivable or variation margin payable on the Statement of Assets and Liabilities. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Upon entering into a centrally cleared swap, a Fund is required to deposit initial margin with the broker in the form of cash or securities. Securities deposited as initial margin, if any, are designated on the Schedule of Investments. Cash deposited as initial margin is identified on the Schedule of Investments and is recorded as restricted cash on the Statement of Assets and Liabilities.

Credit default swap agreements on corporate issuers or credit indices involve one party making a stream of payments to another party in exchange for the right to receive a specified return in the event of a write-down, principal shortfall, interest shortfall or default of the corporate issuer or all or part of the referenced entities comprising the credit index. As a buyer, if an underlying credit event occurs, a Fund will either (i) receive from the seller an amount equal to the notional amount of the swap and deliver the corporate issuer security or underlying securities comprising the index, or (ii) receive a net settlement of cash equal to the notional amount of the swap less the recovery value of the corporate issuer security or underlying securities comprising the index. As a seller (writer), if an underlying credit event occurs, a Fund will either pay the buyer an amount equal to the notional amount of the swap and take delivery of the corporate issuer security or underlying securities comprising the index or pay a net settlement of cash equal to the notional amount of the swap less the recovery value of the corporate issuer security or underlying securities comprising the index.

Ivy Targeted Return Bond Fund enters into credit default swaps to protect bonds owned by a Fund against default.

Interest rate swaps are agreements in which one party pays a stream of interest payments, either fixed or floating, for another party's stream of interest payments, either fixed or floating, on the same notional amount for a specified period of time.

Ivy Emerging Markets Local Currency Debt Fund enters into interest rate swaps to gain or reduce exposure to interest rates or to manage duration, the yield curve or interest rate risk by economically hedging the value of the fixed rate bonds, which may decrease when interest rates rise (interest rate risk).

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of March 31, 2016:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Apollo Multi-Asset Income Fund							
Unrealized appreciation on forward foreign currency contracts	$ 37	$—	$ 37	$ (37)	$—	$—	$ —
Unrealized appreciation on swap agreements	1	—	1	—	—	—	1
Total	$ 38	$—	$ 38	$ (37)	$—	$—	$ 1
Ivy Apollo Strategic Income Fund							
Unrealized appreciation on swap agreements	$ 1	$—	$ 1	$ —	$—	$—	$ 1
Ivy Emerging Markets Local Currency Debt Fund							
Unrealized appreciation on forward foreign currency contracts	$768	$—	$768	$(359)	$—	$—	$409
Unrealized appreciation on swap agreements	71	—	71	(33)	—	—	38
Total	$839	$—	$839	$(392)	$—	$—	$447
Ivy Targeted Return Bond Fund							
Investments in unaffiliated securities at value*	$ 20	$—	$ 20	$ (20)	$—	$—	$ —
Unrealized appreciation on forward foreign currency contracts	76	—	76	(76)	—	—	—
Total	$ 96	$—	$ 96	$ (96)	$—	$—	$ —

*Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Ivy Apollo Multi-Asset Income Fund							
Unrealized depreciation on forward foreign currency contracts	$ 82	$—	$ 82	$ (37)	$ —	$—	$ 45
Ivy Apollo Strategic Income Fund							
Unrealized depreciation on forward foreign currency contracts	$ 38	$—	$ 38	$ —	$ —	$—	$ 38
Ivy Emerging Markets Local Currency Debt Fund							
Unrealized depreciation on forward foreign currency contracts	$445	$—	$445	$(359)	$ —	$—	$ 86
Unrealized depreciation on swap agreements	33	—	33	(33)	—	—	—
Total	$478	$—	$478	$(392)	$ —	$—	$ 86
Ivy Targeted Return Bond Fund							
Written options at value	$ 60	$—	$ 60	$ (20)	$ —	$—	$ 40
Unrealized depreciation on forward foreign currency contracts	802	—	802	(107)	(274)	—	421
Unrealized depreciation on swap agreements	—*	—	—*	—	—	—	—*
Total	$862	$—	$862	$(127)	$(274)	$—	$461

*Not shown due to rounding.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2016:

Fund	Type of Risk Exposure	Assets: Statement of Assets & Liabilities Location	Value	Liabilities: Statement of Assets & Liabilities Location	Value
Ivy Apollo Multi-Asset Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$ 37	Unrealized depreciation on forward foreign currency contracts	$ 82
	Interest rate	Unrealized appreciation on swap agreements	1		—
Ivy Apollo Strategic Income Fund	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	38
	Interest rate	Unrealized appreciation on swap agreements	1		—
Ivy Emerging Markets Local Currency Debt Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	768	Unrealized depreciation on forward foreign currency contracts	445
	Interest rate	Unrealized appreciation on swap agreements	71	Unrealized depreciation on swap agreements	33
Ivy Targeted Return Bond Fund	Credit		—	Written options at value	—*
		Unrealized appreciation on centrally cleared credit default swap agreements***	15	Unrealized depreciation on over the counter default swap agreements	—*
	Foreign currency	Investments in unaffiliated securities at value**	20	Written options at value	60
		Unrealized appreciation on forward foreign currency contracts	76	Unrealized depreciation on forward foreign currency contracts	802
	Interest rate	Investments in unaffiliated securities at value**	56	Written options at value	10
		Unrealized appreciation on futures contracts***	2	Unrealized depreciation on futures contracts***	76

* Not shown due to rounding.

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

*** The value presented includes cumulative gain (loss) on open futures contracts and centrally cleared credit default swap agreements; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of period ended March 31, 2016.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended March 31, 2016:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Apollo Multi-Asset Income Fund	Interest rate	$ —	$ 2	$ —	$—	$ —	$ 2
	Foreign currency	—	—	—	—	(301)	(301)
Ivy Apollo Strategic Income Fund	Interest rate	—	3	—	—	—	3
	Foreign currency	—	—	—	—	38	38
Ivy Emerging Markets Local Currency Debt Fund	Interest rate	(5)	(30)	32	2	—	(1)
	Foreign currency	—	—	—	—	97	97
Ivy Targeted Return Bond Fund	Credit	—	3	—	—	—	3
	Currency	3	—	—	—	—	3
	Foreign currency	—	—	—	—	(1)	(1)
	Interest rate	(12)	—	(417)	16	—	(413)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended March 31, 2016:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Apollo Multi-Asset Income Fund	Interest rate	$—	$ 1	$ —	$—	$ —	$ 1
	Foreign currency	—	—	—	—	(45)	(45)
Ivy Apollo Strategic Income Fund	Interest rate	—	1	—	—	—	1
	Foreign currency	—	—	—	—	(38)	(38)
Ivy Emerging Markets Local Currency Debt Fund	Foreign currency	—	—	—	—	190	190
	Interest rate	5	70	5	(2)	—	78
Ivy Targeted Return Bond Fund	Credit	—	15	—	25	—	40
	Currency	(64)	—	—	19	—	(45)
	Foreign currency	—	—	—	—	(726)	(726)
	Interest rate	(25)	—	(74)	32	—	(67)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended March 31, 2016, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy Apollo Multi-Asset Income Fund	$ 61	$ —	$ —	$ 34	$—	$—
Ivy Apollo Strategic Income Fund	1	—	—	51	—	—
Ivy Emerging Markets Local Currency Debt Fund	112	392	834	33,557	—*	—*
Ivy Targeted Return Bond Fund	100	653	7,343	329	31	24

*Not shown due to rounding.
(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 9-30-15	Options written	Options closed	Options exercised	Options expired	Outstanding at 3-31-16
Ivy Emerging Markets Local Currency Debt Fund						
Number of Contracts	14	—	—	—	(14)	N/A
Premium Received	$ 2	$ —	$ —	$—	$ (2)	N/A
Ivy Targeted Return Bond Fund						
Number of Contracts or Notional Amounts	N/A	8,400,033	(10)	—	(7)	8,400,016
Premium Received	N/A	$ 165	$(13)	$—	$ (6)	$ 146

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $10,000M	Over $10,000M
Ivy Apollo Multi-Asset Income Fund	0.700%	0.650%	0.610%	0.580%	0.580%	0.580%
Ivy Apollo Strategic Income Fund	0.680	0.620	0.580	0.570	0.570	0.570
Ivy Emerging Markets Local Currency Debt Fund	0.900	0.850	0.800	0.800	0.750	0.720
Ivy Targeted Return Bond Fund	0.900	0.850	0.800	0.800	0.750	0.750

IICO has entered into Subadvisory Agreements with the following entities on behalf of the Funds:

Under an agreement between IICO and Apollo Credit Management, LLC ("Apollo"), Apollo serves as subadviser for the total return strategy of each of the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle"), LaSalle serves as subadviser for the global real estate strategy of the Ivy Apollo Multi-Asset Income Fund. Under an agreement between IICO and Pictet Asset Management Limited ("Pictet UK") and Pictet Asset Management (Singapore) PTE Ltd. ("Pictet Singapore", and collectively with Pictet UK, "Pictet"), Pictet serves as subadvisors to Ivy Emerging Markets Local Currency Debt Fund. Under an agreement between IICO and Pictet Asset Management SA ("Pictet AM CH"), Pictet AM CH serves as subadvisor to Ivy Targeted Return Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R6 shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class C or certain Class A and Class E shares and is paid to IFDI. During the period ended March 31, 2016, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC			Commissions Paid[1]
		Class A	Class C	Class E	
Ivy Apollo Multi-Asset Income Fund	$125	$—	$—*	N/A	$131
Ivy Apollo Strategic Income Fund	150	—	1	N/A	154
Ivy Emerging Markets Local Currency Debt Fund	4	—	—*	$ —	3
Ivy Targeted Return Bond Fund	29	—	—	N/A	16

* Not shown due to rounding.
(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the period ended March 31, 2016 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Apollo Multi-Asset Income Fund	All Classes	Contractual	10-1-2015	1-31-2017	N/A	$ 1[1]	Investment Management Fee
	Class A	Contractual	10-1-2015	1-31-2017	1.30%	$50	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2015	1-31-2017	2.17%	$—	N/A
	Class I	Contractual	10-1-2015	1-31-2017	1.00%	$ 7	Shareholder Servicing
	Class R6	Contractual	10-1-2015	1-31-2017	1.00%	$—*	Shareholder Servicing
	Class Y	Contractual	10-1-2015	1-31-2017	1.25%	$ 3	12b-1 Fees and/or Shareholder Servicing
Ivy Apollo Strategic Income Fund	All Classes	Contractual	10-1-2015	1-31-2017	N/A	$18[1]	Investment Management Fee
	Class A	Contractual	10-1-2015	1-31-2017	1.15%	$43	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2015	1-31-2017	1.85%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-1-2015	1-31-2017	0.85%	$ 9	Shareholder Servicing
	Class R6	Contractual	10-1-2015	1-31-2017	0.85%	$—*	Shareholder Servicing
	Class Y	Contractual	10-1-2015	1-31-2017	1.10%	$ 3	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Emerging Markets Local Currency Debt Fund	All Classes	Contractual	4-30-2014	1-31-2017	N/A	$133[2]	Investment Management Fee
	Class A	Contractual	4-30-2014	1-31-2017	1.25%	$ 39	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	4-30-2014	1-31-2017	2.00%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	4-30-2014	1-31-2017	1.40%	$ —	N/A
	Class I	Contractual	4-30-2014	1-31-2017	1.00%	$ 6	Shareholder Servicing
	Class R	Contractual	4-30-2014	1-31-2017	1.50%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class R6	Contractual	1-30-2015	1-31-2017	1.00%	$ —*	Shareholder Servicing
	Class Y	Contractual	4-30-2014	1-31-2017	1.25%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-30-2014	1-31-2017	Not to exceed Class A	$ —	N/A
Ivy Targeted Return Bond Fund	All Classes	Contractual	1-4-2016	1-31-2017	N/A	$ 27[1]	Investment Management Fee
	Class A	Contractual	1-4-2016	1-31-2017	1.38%	$ —	N/A
	Class C	Contractual	1-4-2016	1-31-2017	2.08%	$ —	N/A
	Class I	Contractual	1-4-2016	1-31-2017	1.00%	$ —*	Shareholder Servicing
	Class R6	Contractual	1-4-2016	1-31-2017	0.87%	$ —*	Shareholder Servicing
	Class Y	Contractual	1-4-2016	1-31-2017	1.25%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	1-4-2016	1-31-2017	Not to exceed Class A	$ —	N/A

* Not shown due to rounding.

(1) Due to Class A, Class C, Class I, Class R6 and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) Due to Class A, Class C, Class E, Class I, Class R, Class R6 and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2016 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. RELATED PARTY TRANSACTIONS

Certain Funds are permitted to purchase or sell securities from or to certain affiliated funds under specified conditions outlined in procedures adopted by the Board. The procedures have been designed to ensure that any purchase or sale of securities by the Funds from or to another fund or portfolio that are, or could be, considered an affiliate by virtue of having a common investment adviser (or affiliated investment advisers), common Trustees and/or common officers complies with Rule 17a-7 of the Act. Further, as defined under the procedures, each transaction is effected at the current market price. During the period ended March 31, 2016, the Funds below engaged in purchases and sales of securities pursuant to Rule 17a-7 of the Act (amounts in thousands):

Fund	Purchases	Sales
Ivy Apollo Multi-Asset Income Fund	$ 7,370	$—
Ivy Apollo Strategic Income Fund	12,312	—

8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended March 31, 2016.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended March 31, 2016, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Apollo Multi-Asset Income Fund	$ 1,063	$156,579	$ —	$25,543
Ivy Apollo Strategic Income Fund	20,338	140,563	277	19,112
Ivy Emerging Markets Local Currency Debt Fund	—	9,820	—	14,194
Ivy Targeted Return Bond Fund	25,930	31,774	6,904	3,802

10. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Apollo Multi-Asset Income Fund[1]		Ivy Apollo Strategic Income Fund[1]		Ivy Emerging Markets Local Currency Debt Fund			
	Period from 10-1-15 to 3-31-16		Period from 10-1-15 to 3-31-16		Six months ended 3-31-16		Year ended 9-30-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	15,460	$154,696	19,012	$187,809	376	$ 3,130	2,008	$18,309
Class C	1,010	10,121	661	6,518	3	23	9	80
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	2,020	20,404	2,542	25,405	36	290	278	2,548
Class R	N/A	N/A	N/A	N/A	—	—	—	—
Class R6	479	4,836	525	5,243	14	115	68	603
Class Y	644	6,510	404	4,013	—	—	3	34
Shares issued in reinvestment of distributions to shareholders:								
Class A	79	782	78	756	—	—	28	253
Class C	—*	2	1	10	—	—	—*	2
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	1	8	—*	5	—	—	2	17
Class R	N/A	N/A	N/A	N/A	—	—	—	—
Class R6	1	4	—*	1	—	—	—	—
Class Y	—*	2	—*	4	—	—	—*	1
Shares redeemed:								
Class A	(1,739)	(17,463)	(3,640)	(36,211)	(1,039)	(8,472)	(811)	(7,175)
Class C	(232)	(2,359)	(10)	(100)	(2)	(16)	(14)	(135)
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	(902)	(9,214)	(1,201)	(12,026)	(19)	(157)	(161)	(1,407)
Class R	N/A	N/A	N/A	N/A	—	—	—	—
Class R6	(204)	(2,081)	(2)	(22)	(4)	(30)	(8)	(74)
Class Y	(306)	(3,127)	(10)	(97)	(1)	(8)	—*	(2)
Net increase (decrease)	16,311	$163,121	18,360	$181,308	(636)	$(5,125)	1,402	$13,054

	Ivy Targeted Return Bond Fund[2]	
	Period from 1-4-16 to 3-31-16	
	Shares	Value
Shares issued from sale of shares:		
Class A	4,175	$41,605
Class C	371	3,710
Class I	800	8,000
Class R6	204	2,046
Class Y	350	3,500
Shares redeemed:		
Class A	(87)	(865)
Class C	—	—
Class I	—	—
Class R6	—	—
Class Y	—	—
Net increase	5,813	$57,996

* Not shown due to rounding.
(1) Period from October 1, 2015 (commencement of operations) to March 31, 2016.
(2) Period from January 4, 2016 (commencement of operations) to March 31, 2016.

11. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At March 31, 2016, there were no outstanding bridge loan commitments.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2016 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Apollo Multi-Asset Income Fund	$165,161	$4,933	$2,159	$ 2,774
Ivy Apollo Strategic Income Fund	182,314	2,329	1,557	772
Ivy Emerging Markets Local Currency Debt Fund	40,924	635	3,293	(2,658)
Ivy Targeted Return Bond Fund	55,558	1,291	134	1,157

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended September 30, 2015 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Emerging Markets Local Currency Debt Fund	$688	$—	$10	$—	$—	$—	$914

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2015 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of September 30, 2015, the capital loss carryovers were as follows:

Fund	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Emerging Markets Local Currency Debt Fund	$250	$25

Approvals for Ivy Apollo Strategic Income Fund and Ivy Apollo Multi-Asset Income Fund

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 11, 2015, the trustees, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved an amendment to the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, on behalf of Ivy Apollo Strategic Income Fund and Ivy Apollo Multi-Asset Income Fund (the "Funds"), to include the Funds under the Management Agreement. The Board considered and approved two investment subadvisory agreements (the "Subadvisory Agreements"). The Board also considered and approved an investment subadvisory agreement between IICO and Apollo Credit Management, LLC ("Apollo") with respect to the Funds. The Board also considered and approved an investment subadvisory agreement by and among IICO, LaSalle Investment Management Securities, LLC and LaSalle investment Management Securities B.V. (collectively, "LaSalle") with respect to Ivy Apollo Multi-Asset Income Fund. The Funds are newly created series of the Trust.

The Independent Trustees were assisted in their consideration of the Management Agreement and the Subadvisory Agreements (together, the "Agreements") by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the Agreements, including, among other things, the nature and the quality of the services proposed to be provided to the Funds by IICO, LaSalle and Apollo, potential profitability of each of IICO, LaSalle and Apollo (including any fall-out benefits) from their proposed relationship with the Funds, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed below.

In considering the Agreements, the Board noted that although the Funds had not yet commenced operations, the Funds appeared to be designed to be able to achieve acceptable performance. The Board also considered the proposed expenses of the Funds, the cost of the services proposed to be provided by IICO, LaSalle and Apollo, including as compared to the other Funds in the Trust family and comparable funds. The Board also noted the proposed expense cap agreement, and concluded that the proposed expenses of the Funds were acceptable. The Board did not discuss possible economies of scale because the Funds had not yet commenced operations. The Board noted that it would monitor profitability once the Funds began operations. The Board considered the nature, extent and quality of services proposed to be provided to the Funds by IICO, LaSalle and Apollo, taking into account the investment objectives and strategies of the Funds, the Board's experience with IICO and LaSalle and with respect to Apollo, the information that IICO had presented to the Board on Apollo, Apollo's prior presentation on its capabilities and global resources available to it, and other materials previously provided to the Board on the Funds. In addition, the Board reviewed the resources and key personnel of IICO, LaSalle and Apollo. The Board also considered other services proposed to be provided to the Fund by IICO based upon its current experiences with IICO, such as IICO's ability to monitor adherence to the Funds' investment restrictions, producing reports, providing support services for the Board and Board committees on Fund matters, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures and with applicable laws and regulations. The Board also took into account the compliance environment at Apollo, noting that a review of Apollo's compliance environment had occurred previously. The Board concluded that the nature and extent of services to be provided by IICO, LaSalle and Apollo are reasonable, considering the quality of the services currently provided by IICO for other Funds of the Trust. The Board also discussed whether either of IICO, LaSalle or Apollo would derive any other direct or indirect benefits from serving as investment adviser or subadviser, as the case may be, to the Funds. The Board considered the benefits that would accrue to IICO, LaSalle and Apollo from their relationship with the Funds, including the fact that a variety of services for the Funds were proposed to be provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After consideration of these and other factors, the Board concluded that none of IICO, LaSalle or Apollo or any of their affiliates would receive any additional direct benefits that would preclude the Board from approving the Agreements for the Funds.

Ivy Targeted Return Bond Fund

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on November 16, 2015, the trustees, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved an amendment to the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, on behalf of Ivy Targeted Return Bond Fund (the "Fund"), to include the Fund under the Management Agreement. The Board also considered and approved an investment subadvisory agreement (the "Sub-advisory Agreement") between IICO, Pictet Asset Management SA, and Pictet Asset Management Limited (collectively, "Pictet"). The Fund is a newly created series of the Trust.

The Independent Trustees were assisted in their consideration of the Management Agreement and the Sub-advisory Agreement (together, the "Agreements") by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the Agreements, including, among other things, the nature and the quality of the services proposed to be provided to the Fund by IICO and Pictet, potential profitability of each of IICO and Pictet (including any fall-out benefits) from their proposed relationship with the Fund, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed below.

In considering the Agreements, the Board noted that although the Fund had not yet commenced operations, the Fund appeared to be designed to be able to achieve acceptable performance. The Board also considered the proposed expenses of the Fund, the cost of the services proposed to be provided by IICO and Pictet, including as compared to the other Funds in the Trust family and comparable funds. The Board also reviewed the Fund's proposed benchmark, as well as management's explanation on how the Fund is designed to fit in with the Trust's other fixed-income strategies. The Board also took into account the proposed expense cap agreement and concluded that the proposed expenses of the Fund were acceptable. The Board did not discuss possible economies of scale because the Fund had not yet commenced operations. The Board noted that it would monitor profitability once the Fund began operations. The Board considered the nature, extent and quality of services proposed to be provided to the Fund by IICO and Pictet, taking into account the investment objective and strategy of the Fund, the Board's experience with each of IICO of Pictet, additional information that IICO had presented to the Board on Pictet, Pictet's presentation on its capabilities and global resources, Pictet's prior performance in managing this strategy and its prior performance in sub-advising the Ivy Emerging Markets Local Currency Debt Fund (the "EMLCD Fund"), and other materials previously provided to the Board on the Fund. In addition, the Board reviewed the resources and key personnel of IICO and Pictet. The Board also considered other services proposed to be provided to the Fund by IICO based upon its current experiences with IICO, such as IICO's ability to monitor adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees on Fund matters, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures and with applicable laws and regulations. The Board also took into account the compliance environment at IICO. The Board concluded that the nature and extent of the services proposed to be provided by IICO and Pictet are reasonable, considering the quality of the services currently provided by IICO and Pictet for other Funds, and with respect to Pictet, based upon its current role as investment sub-adviser to the EMLCD Fund series of the Trust, and based upon its presentation and experience. The Board also discussed whether either of IICO or Pictet would derive any other direct or indirect benefits from serving as investment adviser and subadviser, respectively, to the Fund. The Board considered the benefits that would accrue to IICO and Pictet from their relationship with the Fund, including the fact that a variety of services for the Fund were proposed to be provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After consideration of these and other factors, the Board concluded that none of IICO, Pictet, or any of their affiliates would receive any additional direct benefits that would preclude the Board from approving the Agreements for the Fund.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy LaSalle Global Real Estate Fund[1]

[1](formerly known as Ivy Global Real Estate Fund)

Ivy LaSalle Global Risk-Managed Real Estate Fund[2]

[2](formerly known as Ivy Global Risk-Managed Real Estate Fund)

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Targeted Return Bond Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.